Form 10-K, Exhibit 13
period 1993-12-31
INVESTORS BANK CORP
filed 1994-03-31
CIK 804124

                                                                  Exhibit 13.1


COMMON STOCK DATA

The common stock of Investors Bank Corp. is traded in the NASDAQ National Market System under the symbol INVS. The price ranges per share, adjusted for the 4-for-3 stock split on December 31, 1993 and shown in the table below, are the highest and lowest prices as quoted on the NASDAQ National Market System. These prices include interdealer prices, without retail markup, markdown or commissions, and do not always represent transactions with the public.


For the year ended December 31, 1992
                                        High        Low
First Quarter                           11.44       8.44
Second Quarter                          10.69       8.63
Third Quarter                           10.88       8.63
Fourth Quarter                          11.63       9.94



For the year ended December 31, 1993
                                        High        Low
First Quarter                           16.50       10.69
Second Quarter                          16.88       13.50
Third Quarter                           19.13       13.50
Fourth Quarter                          20.63       16.50


SUPPLEMENTAL FINANCIAL DATA
INVESTORS BANK CORP. AND SUBSIDIARY


FIVE YEAR FINANCIAL HIGHLIGHTS                                                                           Six
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                                                          months         Year
                                                                                                       ended        ended
                                                          Year ended December 31                     Dec. 31      June 30
                                             --------------------------------------------------- ------------ ------------
                                                    1993         1992         1991         1990         1989         1989
                                             ------------ ------------ ------------ ------------ ------------ ------------
STATEMENT OF EARNINGS DATA:
  Interest income                                $57,769      $52,516      $54,793      $56,483      $26,572      $40,258
  Interest expense                                32,652       30,354       36,654       43,576       22,406       30,880
                                             ------------ ------------ ------------ ------------ ------------ ------------
  Net interest income                             25,117       22,162       18,139       12,907        4,166        9,378
  Provision for loan losses                          631          869        1,010          803          256          307
  Mortgage banking income                         13,313       11,178        6,399        4,766        3,133        4,407
  Loan servicing fees                              2,830        1,491        2,201        1,864          897        2,027
  Other noninterest income                         2,487        1,586        1,156        1,482          250          319
  Noninterest expense                             26,462       22,509       18,452       16,779        6,918       12,842
                                             ------------ ------------ ------------ ------------ ------------ ------------
  Earnings before income tax expense and
   cumulative effect of accounting change         16,654       13,039        8,433        3,437        1,272        2,982
  Income tax expense                               6,754        5,227        3,397        1,396          516        1,211
  Cumulative effect of accounting change             125
                                             ------------ ------------ ------------ ------------ ------------ ------------
  Net earnings                                   $10,025       $7,812       $5,036       $2,041         $756       $1,771
                                             ------------ ------------ ------------ ------------ ------------ ------------
                                             ------------ ------------ ------------ ------------ ------------ ------------

  Net earnings available for
     common stockholders                          $9,080       $6,844       $4,931       $2,041         $756       $1,771
                                             ------------ ------------ ------------ ------------ ------------ ------------
                                             ------------ ------------ ------------ ------------ ------------ ------------
  Earnings per common share                        $2.49        $1.98        $1.51        $0.66        $0.24        $0.57
  Dividends per common share                       $0.38        $0.18

FINANCIAL RATIOS:
  Net interest margin                               2.94%        3.39%        3.23%        2.36%        1.69%        2.32%
  Return on average assets                          1.13         1.14         0.84         0.35         0.28         0.42
  Return on average common equity                   25.6         24.2         22.0         10.9          8.8         11.2
  Average equity to average assets                   4.9          5.2          3.9          3.2          3.2          3.7

AVERAGE BALANCE SHEET DATA:
  Total assets                                  $889,425     $685,790     $601,903     $580,322     $537,499     $425,624
  Interest-earning assets                        855,441      653,162      561,538      547,622      515,809      403,861
  Stockholders' equity                            43,113       35,867       23,544       18,730       17,162       15,863

ENDING BALANCE SHEET DATA:
  Total assets                                $1,017,085     $815,844     $605,823     $610,464     $551,760     $501,452
  Investment securities                           27,779       18,172       17,561       17,737       10,595        7,985
  Loans                                          878,372      710,106      531,404      541,074      499,660      453,003
  Deposits                                       603,413      512,352      510,549      505,968      471,460      421,444
  Borrowings                                     351,267      251,310       53,348       76,322       50,004       50,018
  Stockholders' equity                            47,153       39,068       32,654       19,766       17,672       16,809
  Book value per common share                      11.90         9.60         7.80         6.52         5.83         5.55


MANAGEMENT'S DISCUSSION AND ANALYSIS
INVESTORS BANK CORP. AND SUBSIDIARY


RESULTS OF OPERATIONS

     PERFORMANCE SUMMARY.  Investors Bank Corp. (the Company) reported record
net earnings for the third consecutive year.   Earnings were $10.0 million for
1993, compared to the previous highs of $7.8 million for 1992 and $5.0 million for 1991. Earnings per common share were $2.49 for 1993, compared to $1.98 for 1992 and $1.51 for 1991. The Company's record performances are attributable to the continued strength of its core operations of retail banking and mortgage banking. In addition to the record earnings performance in 1993, total assets grew 24.7 percent during the year to exceed $1 billion at December 31, 1993.

     Return on average assets was 1.13 percent in 1993, compared to 1.14 percent in 1992 and .84 percent in 1991. Return on average common equity increased to 25.6 percent in 1993 from 24.2 percent in 1992 and 22.0 percent in 1991.

     The Company's interest-earning asset base continued to grow significantly in 1993 causing net interest income to increase $3.0 million or 13.3 percent despite a decline in the net interest margin from 3.39 percent in 1992 to 2.94 percent in 1993. Average interest-earning assets, primarily loans, were $855 million in 1993 compared to $653 million in 1992. Interest-earning assets reached $982 million at December 31, 1993 and are expected to support a strong net interest income level in 1994. This growth in interest-earning assets was made possible because of the Company's ability to internally generate loans. The Company's residential lending activity originated $276 million in new adjustable rate mortgage loans, increasing mortgage loans $120 million during 1993. Through the Company's retail banking network, consumer loans were increased $25.1 million during the year.

     In order to support the rapid growth in assets, the Company implemented strategies to generate deposit growth both in the near term and over the long term. As a result, deposits grew $91.1 million or 17.8 percent during the current year to $603 million at December 31, 1993. This growth follows a number of years of minimum deposit growth. Beginning in late 1992 and throughout 1993, the Company was more competitive in the pricing and promotion of special deposit accounts designed to attract depositors. In addition, the Company has become more aggressive in expanding its retail banking network by the opening of new offices. One new retail banking office was opened in December 1992 and three additional offices were opened in the December quarter of 1993. The Company plans on continuing the efforts to grow deposits in order to fund its asset growth.

     As a result of the increased level of mortgage banking activity in 1993, noninterest income increased $4.4 million or 30.7 percent compared to 1992. In 1993, the Company closed $838 million of loans for sale in the secondary market, also a record performance. An additional $115 million of loans for sale were purchased from correspondent lenders. This level of loan originations was made possible by the strength of the Company's expanding mortgage lending capability and the continued low interest rate environment in 1993 which kept refinancing activity at a high level. Mortgage banking income increased $2.1 million or
19.1 percent in 1993 compared to 1992. In addition, the portfolio of loans serviced for others grew $376 million during 1993 to $1.4 billion at year end. This is expected to result in a significant increase in servicing fee income in 1994. The low interest rate environment in 1993 not only caused a higher level of new loans to be originated, but also resulted in significant prepayment of higher rate loans in the Company's loan servicing portfolio. Loan servicing fees were negatively impacted for the year because of this high prepayment experience which resulted in adjustments being made to capitalized servicing rights. To adjust for the high prepayment activity, the Company charged off $1.4 million in capitalized servicing rights in 1993 compared to $1.5 million in 1992. If adjustments for prepayments would be required in the future, the Company would expect them to be at lower levels because of the reduced amount of higher interest rate loans remaining in its portfolio of loans serviced for others as of December 31, 1993.

     The significantly higher earnings in 1992 as compared to 1991 also resulted from strong retail banking and mortgage banking performance. Net interest income increased $4.0 million or 22.2 percent from $18.1 million in 1991 to $22.2 million in 1992, while noninterest income increased $4.5 million or 46.1 percent from $9.8 million in 1991 to $14.3 million in 1992. The increased net interest income for 1992 was due to the higher level of interest-earning
assets.    Average interest-earning assets, primarily loans, were $653 million in 1992 compared to $562 million in 1991. The higher noninterest income was primarily the result of the increase in mortgage banking income. Loans originated for sale in 1992 increased 57.9 percent over originations in 1991.

     NET INTEREST INCOME. A significant portion of the Company's earnings is derived from net interest income. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income, when divided by average interest-earning assets, is referred to as the net interest margin. The net interest rate spread is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

     Net interest income was $25.1 million in 1993, up $3.0 million or 13.3 percent from 1992. As shown in the volume/rate analysis table, an increase in average interest-earning assets contributed $5.5 million to increasing net interest income during 1993. The positive contribution from the increased volume of interest-earning assets was partially offset by a $2.5 million decrease in net interest income due to a lower net interest rate spread in 1993 than in 1992. Net interest income in 1992 had increased $4.0 million or 22.2 percent from 1991 caused by an increase in average interest-earning assets in 1992 over 1991.

     During 1993, the Company's average interest-earning assets were $855 million, a 31.0 percent increase over 1992. This increase was primarily in loans which averaged $798 million in 1993 compared to $612 million in 1992. A continuation of the strong mortgage loan market experienced in 1992, together with the addition of mortgage production offices and consumer lending staff, enabled the company to increase its mortgage loans held in portfolio $120 million and its consumer loan portfolio $25.1 million during 1993. Interest-earning assets were $982 million at the current year end compared to $780 million at the end of 1992. This growth is expected to have a positive impact
on net interest income in 1994.    Average interest-earning assets grew 16.3
percent in 1992 as average loans increased 16.1 percent. As a result of the significant lending activity during 1992, the mortgage loans held in portfolio increased $149 million and consumer loan portfolio increased $32.2 million.

     In 1993, the Company funded the asset growth with increases in deposits and Federal Home Loan Bank (FHLB) advances. Average interest-bearing liabilities increased 28.8 percent compared to 1992. Average interest-bearing deposits increased $40.1 million and average FHLB advances increased $118 million. The increase in deposits in 1993 was due to special deposit promotions and to the opening of new retail bank offices. The Company intends to continue to stimulate deposit growth with deposit promotions. The Company also expects additional deposit growth from three new retail bank offices opened in late 1993 and the continued expansion of its retail bank network. During 1992, average interest-bearing liabilities increased 13.4 percent compared to 1991. The increase occurred in FHLB advances which were used to fund the growth in interest-earning assets. FHLB advances averaged $132 million in 1992 compared to $40.9 million in 1991. Average interest-bearing deposits were down $13.8 million in 1992 compared to 1991.

     The net interest rate spread decreased to 2.70 percent for 1993 from 3.19 percent during 1992 and 3.12 percent in 1991. The interest rate maturity of the Company's interest-bearing liabilities has historically been shorter than its interest-earning assets. The increased spread in 1992 and 1991 was due to deposits and FHLB advances repricing at lower rates and decreasing the overall
cost of funds while asset yields decreased at a slower rate.   With short term
interest rates remaining relatively flat in 1993, asset yield repricings caught up with liability repricings by declining at a more rapid rate causing the net interest rate spread to decline. In addition, adjustable rate mortgage loans originated in 1993 were at lower initial rates and the more aggressive deposit pricing in 1993 combined to further reduce the net interest rate spread.

     The net interest margin was 2.94 percent for 1993, compared to 3.39 percent for 1992 and 3.23 percent in 1991. The majority of the changes in margin were the result of the changes in net interest rate spread previously explained. The difference between net interest margin and net interest spread widened in 1993 and 1992 as the ratio of average interest-earning assets to average interest-bearing liabilities increased. The increase in this ratio was largely due to the increase in equity and decrease in liabilities resulting from the exchange of capital notes for preferred stock in November of 1991 and from the retention of earnings for both years. In addition, noninterest bearing deposits have increased during 1993 and 1992.

NET INTEREST INCOME YIELD ANALYSIS
(DOLLARS IN THOUSANDS)





                                                                 Year ended December 31
                                      ---------------------------------------------------------------------------------------
                                                 1993                         1992                          1991
                                      ---------------------------   ---------------------------   ---------------------------
                                      Average              Yield/   Average              Yield/   Average              Yield/
                                      balance  Interest      rate   balance  Interest      rate   balance  Interest      rate
                                      -------  --------    ------   -------  --------     -----   -------  --------    ------

ASSETS
Interest-earning assets:
  Loans1                             $797,895   $54,250    6.80%   $611,772   $49,449    8.08%   $526,952   $51,728    9.82%
  Cash and investments                 43,400     2,397    5.52      31,769     2,263    7.12      29,384     2,561    8.72
  Other assets                         14,146     1,122    7.93       9,621       804    8.36       5,202       504    9.69
                                       ------    ------    ----      ------     -----    ----      ------     -----    ----
     Total interest-
      earning assets                  855,441   $57,769    6.75%    653,162   $52,516    8.04%    561,538   $54,793    9.76%
                                                -------    ----               -------    ----               -------    ----
Other assets2                          33,984                        32,628                        40,365
                                      -------                       -------                       -------
      Total assets                   $889,425                      $685,790                      $601,903
                                     --------                      --------                      --------
                                     --------                      --------                      --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Noninterest-bearing
  deposits                            $31,294                       $15,686                     $  10,047
Interest-bearing deposits:
   Checking, savings,
   money market                       183,973    $4,771    2.59%    188,939    $6,633    3.51%    195,482   $11,226    5.74%
   Certificates                       343,478    15,226    4.43     298,400    17,114    5.74     305,690    21,480    7.03
                                      -------    ------    ----     -------    ------    ----     -------    ------    ----
      Total interest-
       bearing deposits               527,451    19,997    3.79     487,339    23,747    4.87     501,172    32,706    6.53
 FHLB advances                        249,370     9,713    3.89     131,547     5,863    4.46      40,888     2,613    6.39
 Other borrowings                      29,697     2,941    9.90       7,361       744   10.09      10,294     1,335   12.97
                                      -------    ------    ----     -------    ------    ----     -------    ------    ----
   Total interest-
    bearing liabilities               806,518   $32,651    4.05%    626,247   $30,354    4.85%    552,354   $36,654    6.64%
                                                -------    ----               -------    ----               -------    ----
Other liabilities2                      8,500                         7,990                        15,958
                                     --------                      --------                      --------
      Total liabilities               846,312                       649,923                       578,359
Stockholders' equity2                  43,113                        35,867                        23,544
                                     --------                      --------                      --------
    Total liabilities and
     stockholders' equity            $889,425                      $685,790                      $601,903
                                     --------                      --------                      --------
                                     --------                      --------                      --------

Net interest income                             $25,118                       $22,162                       $18,139
                                                -------                       -------                       -------
                                                -------                       -------                       -------
Net interest rate spread                                   2.70%                         3.19%                         3.12%
                                                           ----                          ----                          ----
                                                           ----                          ----                          ----

Net interest margin                                        2.94%                         3.39%                         3.23%
                                                           ----                          ----                          ----
                                                           ----                          ----                          ----




1 Nonaccrual loans are included in average loan balances
2 Average balance is based on month-end balances for 1991.



     NONINTEREST INCOME. Noninterest income is a significant source of revenue for the Company and has a major impact on operating results. An active mortgage banking operation is an integral part of the Company's strategy to supplement net interest income with a significant amount of noninterest income. Mortgage banking generates income primarily through the sale of loan servicing rights and the sale of mortgage loans. This mortgage banking activity also adds to the portfolio of loans serviced for others, generating continuing noninterest income from loan servicing fees. Through mortgage banking, the Company originates government insured loans and fixed-rate conventional loans and sells such loans in the secondary market or pools the loans and sells the resulting mortgage-backed securities, generating a gain on sale of mortgage loans. For most of these sales the Company retains the servicing rights. The Company also regularly engages in the sale of portions of servicing rights it creates, generating significant gains on such sales. Historically, the amount of loans the Company has originated for sale has been significant and the Company intends to continue to originate loans for sale to create mortgage banking income from gains on sale of loans and loan servicing rights.


NONINTEREST INCOME
(IN THOUSANDS)

                                                Year ended December 31
                                           -------------------------------
                                             1993        1992        1991
                                             ----        ----        ----
Mortgage banking                           $13,313     $11,178      $6,399
Loan servicing fees                          2,830       1,491       2,201
Commissions on title insurance sales           935         135
Commissions on annuity sales                   561         575         511
Other                                          991         876         645
                                           -------     -------      ------

                                           $18,630     $14,255      $9,756
                                           -------     -------      ------
                                           -------     -------      ------


     The Company's mortgage banking income is highly dependent on the amount of mortgage loans originated for sale. Most of its loans are originated through loan closings by its mortgage loan offices, but loans are also purchased from correspondents. The Company has six Twin Cities offices, a Duluth office, three offices in the Chicago market and an office in the Milwaukee area which opened in late 1993. During the latter part of 1991, two experienced senior level mortgage production managers joined the Company. Their presence, along with a staff of experienced and high performing lending officers, has been a factor in the improved production. During 1993 and 1992 the Company benefited from the strong mortgage demand generated by reduced market interest rates as well as the strengthened production staff. Mortgage refinancings increased to 49.0 percent and 46.5 percent of the total loans closed during 1993 and 1992, respectively. As a result of the increased mortgage loan originations, mortgage banking income increased $2.1 million or 19.1 percent in 1993 from the prior year and $4.8 million or 74.7 percent in 1992 compared to 1991. The increase in 1993 was from a higher gain on sales of mortgage loans which was partially offset by a
lower gain on sales of loan servicing rights.   Most of the increase in mortgage
banking income for 1992 was from higher gains on sales of mortgage loans and
loan servicing rights.    The Company closed $838 million loans for sale in
1993, 26.4 percent more than in 1992.   Also in 1993, loan purchases were up
25.9 percent to $115 million. In 1992, loans originated for sale totaled $663 million which was a 61.8 percent increase from 1991 and loan purchases were up
34.2 percent to $91.3 million. Refinancing activity is highly dependent on market interest rates. If rates increase, refinance activity could decrease substantially in 1994 and the Company would experience a reduction in loans originated for sale. This reduction should be partially offset by the Company's continued mortgage lending expansion, primarily in the Chicago and Wisconsin markets.

MORTGAGE BANKING ACTIVITY
(IN THOUSANDS)


                                                Year ended December 31
                                          --------------------------------
                                            1993        1992        1991
                                            ----        ----        ----
Loans originated for sale:
   Loans closed                           $838,097    $663,275    $409,852
   Loans purchased                         114,986      91,346      68,070
                                          --------    --------    --------
                                          $953,083    $754,621    $477,922
                                          --------    --------    --------
                                          --------    --------    --------

Mortgage loans sold                       $982,764    $799,703    $512,620
Gain on sales of mortgage loans              9,391       6,329       2,447

Loan servicing rights sold                 252,178     301,642     298,840
Gain on sales of loan servicing rights       3,331       4,232       3,511

Other lending fees                             591         617         441




     Gain on sales of mortgage loans increased $3.1 million in 1993 and $3.9 million in 1992. The increased gain was due to 22.9 percent and 56.0 percent increases in the amount of loans sold for 1993 and 1992, respectively, and to higher cash gains as a result of the higher level of refinancing activity in
1993 and 1992.   If the refinancing activity decreases, the gain on sales of mortgage loans is likely to decrease.

     Gain on sales of loan servicing rights was $3.3 million in 1993, a 21.3 percent decrease from the gain earned in the previous year. Because of the larger gains realized on the sales of mortgage loans in 1993, the Company reduced the amount of loan servicing rights sold in the current year by 16.4 percent to $252 million. Gain on sales of loan servicing rights was $4.2 million for 1992, a 20.5 percent increase from the gain earned in 1991. The increased gain in 1992 reflects more favorable market pricing for loan servicing rights as the volume sold was approximately the same as in the prior year. Loan servicing rights sales continue to generate substantial mortgage banking income. The amount of loan servicing rights sold annually by the Company and the resulting gain may vary because of market fluctuations in the pricing of loan servicing rights. In addition, the Company may reduce sales of servicing rights in periods when gains on sales of mortgage loans are higher than normal or increase sales of servicing rights when gains on sales of mortgage loans are reduced to more normal levels.

     Loan servicing fees were $2.8 million in 1993 compared to $1.5 million in 1992 and $2.2 million in 1991. Loan servicing fees were negatively impacted in 1993 and 1992 by adjustments of $1.4 million and $1.5 million, respectively, made to capitalized servicing rights. These adjustments were necessary to reflect the high prepayment activity in the low interest rate environment and to conform with accounting and regulatory guidelines adopted in 1992 which take a more conservative approach to accounting for capitalized servicing rights. Because of the high level of new originations in 1993 and 1992, the servicing portfolio experienced a net growth during 1993 of $376 million and in 1992 of $321 million to increase the portfolio to $1.4 billion at December 31, 1993. If the above adjustments would not have been required, loan servicing fees would have been $4.2 million in 1993 and $3.0 million in 1992 or increases of 40.4 percent and 27.2 percent, respectively. If adjustments for prepayments would be required in the future, the Company would expect them to be at lower levels because of the reduction in high rate loans in its portfolio of loans serviced for others as of the 1993 year end.

     Commissions on title insurance sales were $935 thousand in 1993 compared to $135 thousand in 1992. This activity began in late 1992 with 1993 being the first full year of operation. During 1993 title insurance was sold on 2,894 loans compared to 476 loans in 1992.

     Commissions on annuity sales were $561 thousand on sales of $11.4 million in 1993, down 2.4 percent from $575 thousand on annuity sales of $11.0 million in 1992. The Company earned $511 thousand on annuity sales of $9.4 million in
1991.   In early 1992, there were proposals to Congress that certain tax benefits enjoyed by the insurance industry be eliminated. This had the effect of increasing sales during 1992. During 1993, sales remained strong due to the continued strength of the Company's sales staff. Investors has an experienced staff of licensed agents who regularly promote these products and customer acceptance is good, but uncertainty or change in the market interest rates or regulatory environment could affect sales of annuities in the future.

     Other income increased to $991 thousand for 1993 from $876 thousand in 1992 and $645 thousand in 1991. The Company began selling mutual funds in 1992 and earned fees of $163 thousand in 1993 and $80 thousand in 1992. The remaining increases in other income were caused by gains on the disposal of foreclosed residential properties.

     NONINTEREST EXPENSE. Noninterest expense increased 17.6 percent to $26.5 million for the year ended December 31, 1993 compared to $22.5 million for the same period in 1992. Noninterest expense grew 22.0 percent in 1992 from the $18.5 million in 1991. The increase in noninterest expense over the three year period was generally attributable to the Company's continued expansion of both its mortgage banking and retail banking activities.

NONINTEREST EXPENSE
(In thousands)





                                              Year ended December 31
                                         --------------------------------
                                           1993        1992        1991
                                          -------    --------    -------
Employee compensation and benefits        $15,430    $ 12,650    $ 9,612
Occupancy and equipment                     3,814       3,407      2,981
Advertising                                   926         667        582
Federal deposit insurance premiums          1,224       1,173      1,169
Other                                       5,068       4,612      4,108
                                          -------     -------    -------
                                          $26,462     $22,509    $18,452
                                          -------     -------    -------
                                          -------     -------    -------



     Employee compensation and benefits for 1993 were 22.0 percent more than 1992 primarily because of an 18.2 percent increase in staffing to support the high level of growth. During 1993, three retail banks and two mortgage production offices were opened. In addition, mortgage production, title insurance, consumer lending, mortgage servicing and marketing increased staff to support the higher level of activity. Benefits increased in step with compensation and were also affected by higher health insurance costs. Employee compensation and benefits increased 31.6 percent in 1992 compared to 1991 due to increased staffing and commissions paid to support the much higher level of mortgage loan production, increased consumer lending activity and the establishment of builder finance and title insurance divisions.

     The new offices opened in 1993 were also largely responsible for the 11.9 percent increase in occupancy and equipment expenses from 1992. Occupancy expense was up 7.9 percent due to rents on the new offices. Equipment expenses rose 20.2 percent from increased depreciation on new office equipment and equipment purchased to create or enhance computer networking capabilities among offices. Occupancy and equipment expenses were 14.3 percent higher in 1992 than in 1991. This increase was the result of a write-off of unamortized leasehold improvements on a retail bank office replaced by a new facility, higher real estate taxes on the Company's new headquarters which the Company occupied in December 1990, and greater depreciation on equipment.

     Advertising expense increased 38.8 percent to $926 thousand in 1993 from $667 thousand in 1992. In 1993, as part of its strategy to increase deposits and consumer loans, the Company increased both its advertising of retail products and targeted marketing efforts such as promotions for the new retail banks and point of sale materials. From 1991 to 1992, advertising expense rose by 14.6 percent as the Company increased expenditures for advertisement of deposit products, partly in response to a decrease in deposits.

     Federal deposit insurance premiums increased 4.3 percent in 1993 from 1992 along with increased deposits. The Bank's insurance premium rate was .23 percent of the deposit base for both 1993 and 1992 due to the Bank being categorized by the FDIC as "well capitalized". The increase in insurance expense was less than the percent of deposit increase because the premiums are
based on deposit levels of the prior six month periods.   Between 1992 and 1991,
there was almost no change in deposit insurance premium expense because deposits did not increase.

     Other expenses were up 9.9 percent in 1993 over 1992 primarily due to the record production level and the Company's growth and new product lines. Decreases in expenses associated with holding foreclosed real estate were offset by increases in other categories. These included telephone expenses, which grew to support new offices and enhanced computer network capabilities, supplies, postage, data processing and professional fees. Other expenses increased 12.3 percent for the year ended December 31, 1992 compared to 1991. Approximately $200 thousand of the increase was due to variable costs such as supplies, postage and service fees rising with the higher mortgage loan production. There was also $199 thousand of additional foreclosed real estate expenses and a $49 thousand increase in charitable contributions.

     INCOME TAXES. Effective January 1, 1993, the Company adopted the new accounting standard for income taxes, Statement of Financial Accounting Standards No. 109. A $125 thousand cumulative effect of adopting the new standard was recognized in the first quarter of 1993. Income tax expense was $6.8 million for 1993 compared to $5.2 million for 1992 and $3.4 million for 1991. Income tax expense has been between 40.1 percent and 40.6 percent of earnings before income tax expense for all three years. For additional information on income taxes, refer to Note 12 of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

     The Company's assets grew 24.7 percent to $1 billion between December 31, 1993 and 1992. This growth was primarily the result of origination of significant amounts of adjustable rate residential mortgage loans and, to a lesser extent, of consumer home equity loans. This reflects the Company's strategy to grow with high quality, interest-rate sensitive assets. Residential real estate loans continue to make up the largest portion of the Company's permanent loan portfolio. These loans were 84.6 percent of portfolio loans at December 31, 1993, nearly identical with the composition at December 31, 1992. The Company has increased its emphasis on supplementing its residential loan portfolio by increasing its consumer lending capability, primarily through home equity loans. Although the Company has made consumer loans through its private banking department since commencement of operations, consumer lending is now an active part of retail banking operations. Continued marketing and exposure to the loans in the retail bank offices caused consumer loans to grow to 11.5 percent of the permanent loan portfolio at December 31, 1993 from 10.2 percent
at December 31, 1992.    The Company maintains a small commercial real estate
loan portfolio originated in prior years and is not actively seeking new commercial real estate loans.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     In the accompanying financial statements, the Company has disclosed the estimated fair values of all on and off-balance sheet financial instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments". See Note 17 of Notes to Consolidated Financial Statements. At December 31, 1993 and 1992, total financial assets had estimated fair values in excess of their carrying amounts of $51.4 million and $39.1 million, respectively. These excess amounts were primarily due to mortgage loans and excess servicing rights. Total financial liabilities had estimated fair values in excess of their carrying amounts of $3.5 million and $1.8 million at December 31, 1993 and 1992, respectively.
These excess amounts were primarily due to deposits.

     The estimated fair values of mortgage loans were $32.1 million and $25.8 million greater than the respective carrying amounts at December 31, 1993 and 1992. The Company's mortgage loans are predominately ARM loans which are generally sold in the marketplace at a premium because the currently indexed rates on the underlying loans are higher than initial market yields. The increase in estimated fair values in excess of the carrying amounts between years was mostly due to the increased amounts of mortgage loans. Excess servicing rights had estimated fair values greater than carrying amounts by $17.4 million at year end 1993 and $12.1 million at year end 1992. This increase was due to the increased amount of mortgage loans serviced for others between years. Excess servicing rights relate to servicing that the Company has created and retained from its own origination activities. Carrying amounts represent only the discounted present value of future service fee income in excess of a normal market rate servicing fee. Estimated fair values are significantly greater than these amounts.

     Deposits had estimated fair values greater than carrying amounts of $4.3 million and $1.5 million at December 31, 1993 and 1992, respectively. These amounts result from certificates of deposits which have interest rates somewhat higher than the Company's rates offered for deposits with maturities similar to the remaining maturities of the existing deposits at December 31, 1993 and 1992,

     NONPERFORMING ASSETS. Nonperforming assets include all nonaccrual loans and real estate acquired through foreclosure net of specific reserves. Nonperforming assets were $8.6 million at December 31, 1993, down 7.5 percent from year end 1992. The decline is primarily the net of a $1.4 million decrease in foreclosed residential real estate and an $810 thousand increase in
foreclosed commercial real estate.   The Company believes the decline in
foreclosed residential real estate is the result of its quality underwriting standards and improving economic conditions. Foreclosed commercial real estate had a net increase because two properties, valued at about $2.1 million, were added while a $1.3 million property was sold during 1993. Nonperforming assets were $9.3 million at December 31, 1992, down 17.2 percent from December 31, 1991. The decline resulted primarily from a $1.5 million decrease in nonperforming residential real estate loans. Total nonperforming commercial real estate assets declined $460 thousand in 1992 with a $1.1 million asset moving from the nonperforming loan category to the real estate in judgment category. Nonperforming loans as a percentage of loans held in portfolio continued decreasing and were .24 percent at December 31, 1993 compared to .31 percent and 1.04 percent at December 31, 1992 and 1991, respectively. Nonperforming assets as a percentage of total assets also continued to decline and were .85 percent at December 31, 1993 compared to 1.14 percent at December 31, 1992 and 1.85 percent at December 31, 1991. The improvement in these ratios was both the result of the decline in nonperforming assets along with the increase in loans held in portfolio and total assets during 1993 and 1992.


NONPERFORMING ASSETS
(DOLLARS IN THOUSANDS)






                                             December 31
                                 ----------------------------------
                                    1993         1992         1991
                                    ----         ----         ----

Loans:
  Residential real estate         $1,852       $1,987       $3,509
  Commercial real estate                                     1,182
  Consumer                            51           43          160
                                  ------       ------      -------
                                   1,903        2,030        4,851
                                  ------       ------      -------

Real estate owned and
  in judgment, net:
  Residential                      1,868        3,242        3,068
  Commercial                       4,807        3,997        3,275
                                  ------       ------      -------
                                   6,675        7,239        6,343
                                  ------       ------      -------
     Total nonperforming assets   $8,578       $9,269      $11,194
                                  ------       ------      -------
                                  ------       ------      -------

Nonperforming loans as a
  percentage of net loans held
  in portfolio                       .24%         .31%        1.04%
Nonperforming assets as a
  percentage of total assets         .85         1.14         1.85




     In accordance with generally accepted accounting principles, real estate owned and in judgment is carried at the lower of cost or fair value less estimated cost to sell. At December 31, 1993, commercial real estate owned included $3.8 million in properties acquired through foreclosure of four loans and commercial real estate in judgment consisted of one property for $1.0 million. In January, 1994, the Company completed foreclosure on this property, a combination office and warehouse in a western suburb of Minneapolis. Since October 1991, the Company has owned a 59 unit apartment complex in Brooklyn Park, Minnesota which has a carrying value of $1.3 million. A complex sale agreement, including a portion of public financing, has been pending during 1993. In the event the sale is not completed, the Company will work to increase the occupancy level and remarket the property. In April 1993, the Company received title to seven fully leased retail and convenience store properties located in the Minneapolis-St. Paul area which originally secured a $1.1 million loan. The Company is actively marketing these properties. In November of 1993, the Company acquired a $1.0 million 48 unit apartment property. This property will require some minor repairs and, after occupancy is increased, will be listed for sale later in 1994. No other nonperforming asset had a carrying value exceeding $500 thousand at December 31, 1993.

     ANALYSIS OF RESERVES FOR LOAN AND REAL ESTATE LOSSES. The reserves for losses provide for potential losses in the Company's loan and real estate portfolios. The reserves are increased by the provision for losses and by recoveries and are decreased by charge-offs. The adequacy of the reserves is judgmental and based on the continued evaluation of the nature and volume of the loan and real estate portfolios, overall portfolio quality, specific problem loans, collateral values, historical experience and current economic conditions that may affect the borrowers' ability to pay.

     The reserve for loan losses was $3.0 million at December 31, 1993, $2.6 million at December 31, 1992, and $2.0 million at December 31, 1991. The increases over the three year period are a result of increased provisions to cover larger residential and consumer loan portfolios as well as a determination by the Company to increase the size of its unallocated general reserve which was
established to cover unforeseen loan losses.   The provision for loan losses was
$631 thousand in 1993, $869 thousand in 1992 and $1.0 million in 1991. Of these provisions, $192 thousand, $499 thousand and $754 thousand, respectively, were allocated to the unallocated general reserve. Additions to the unallocated reserve have been reduced recently because of the continuing high quality of the Company's assets, the favorable rate of net charge-offs and improving economic conditions. Offsetting the provision were net charge-offs of $250 thousand, $252 thousand, and $94 thousand in 1993, 1992 and 1991, respectively. For a summary of the reserve for loan losses, see Note 4 of Notes to Consolidated Financial Statements of this report.

     The reserve for real estate losses was $135 thousand, $696 thousand, and $522 thousand at December 31, 1993, 1992 and 1991, respectively. The provision for real estate losses (included in other expenses) was $120 thousand, $286
thousand and $428 thousand in 1993, 1992, and 1991, respectively.   During 1993,
the reserve declined because of the charge-off of a $599 thousand loss that had been previously reserved for on a commercial property first acquired in late 1989. The decline in commercial property values since the late 1980's has
largely abated.   Accordingly, the Company's foreclosures have been at a
significantly lower level in the last three years and the property values have generally been closer to the related loan values. As a result, less loss
reserve is required on commercial real estate.   While the Company has
experienced occasional losses on foreclosed residential real estate, its experience has generally been favorable. For a summary of the reserve for real estate losses, see Note 8 of Notes to Consolidated Financial Statements of this report.

     ASSET/LIABILITY MANAGEMENT AND INTEREST RATE RISK.

     The Company's continuing objective is to minimize the sensitivity of its earnings to interest rate fluctuations by matching the repricing characteristics of its assets and liabilities at a profitable interest rate spread. In order to achieve such matching, the Company has emphasized the origination and retention of ARMs and prime-rate related consumer lending for its own loan portfolio which have interest rates that adjust periodically in accordance with market interest rates. At December 31, 1993, loans that adjust with market interest rates constituted 98.2 percent of the Company's permanent loan portfolio. The Company sells substantially all of the long-term fixed-rate mortgages it originates.

     The Company monitors its interest rate risk primarily through analysis of the match between the repricing characteristics of its assets and liabilities and the potential impact on net interest income from possible interest rate movements. The Company has not utilized hedging techniques such as financial futures or interest rate swaps.

     The accompanying table sets forth the Company's interest rate sensitive assets and interest rate sensitive liabilities at December 31, 1993 and the related "gap" (the difference between the interest-earning assets and the interest-bearing liabilities that reprice during such period) for each repricing period. Loans are shown based on the repricing date or contractual maturity date, if applicable, and then adjusted for scheduled amortization and prepayment assumptions based on historical experience. Mortgage loans held for sale are shown in the "6 months or less" category. All fixed rate and noninterest-bearing checking and savings accounts have been adjusted for an annual decay rate based on industry experience. While management believes this assumption to be reasonable, these balances could decrease in a period of generally rising interest rates. Certain advances and loan payments from borrowers held under escrow (escrow accounts) are included in transaction accounts while other escrow accounts are included in other borrowings depending on the nature of the escrow deposit. These escrow accounts have been adjusted for annual decay rates.
Other borrowings also include subordinated debt.

ASSET/LIABILITY MATURITIES
(DOLLARS IN THOUSANDS)




                                                                       December 31, 1993
                                          -----------------------------------------------------------------------------------
                                          6 months       6 months         1 to 3         3 to 5      More than
                                           or less      to 1 year          years          years        5 years          Total
                                           -------      ---------          -----          -----        -------          -----

ASSETS
  Mortgage loans                          $431,121       $264,199        $90,689           $295           $944       $787,248
  Consumer loans                            65,939         13,419          4,451          5,869          1,446         91,124
  Cash and investment securities            76,626          3,091         13,119          6,908          1,907        101,651
                                          --------       --------       --------        -------         ------       --------
  Total rate sensitive assets             $573,686       $280,709       $108,259        $13,072         $4,297       $980,023
                                          --------       --------       --------        -------         ------       --------
                                          --------       --------       --------        -------         ------       --------


LIABILITIES
  Fixed maturity deposits                 $107,315       $138,882       $100,635        $22,657                      $369,489
  Transaction accounts                      11,166          9,822         24,828         12,117        $27,208         85,141
  Money market accounts                    146,132                                                                    146,132
  FHLB advances                            210,000        102,000         13,000                                      325,000
  Other borrowings                             738          3,079          2,629          1,632         26,599         34,677
                                           -------        -------        -------         ------         ------        -------
  Total rate sensitive liabilities        $475,351       $253,783       $141,092        $36,406        $53,807       $960,439
                                          --------       --------       --------        -------        -------       --------
                                          --------       --------       --------        -------        -------       --------

  Gap                                      $98,335        $26,926       $(32,833)      $(23,334)      $(49,510)       $19,584
  Cumulative gap                                         $125,261       $ 92,428       $ 69,094        $19,584
  Cumulative gap to total assets               9.7%          12.3%           9.1%           6.8%           1.9%



     The Company's cumulative one year gap was a positive $125 million or 12.3 percent of assets at December 31, 1993 versus a positive 4.4 percent at December 31, 1992. During 1993, assets in the "one year or less" categories increased $197 million while liabilities in the same categories increased $108 million. The increase in assets for such categories was due to an increase in one year ARM loans and prime rate related consumer loans originated and to a higher cash position at year end. The increase in liabilities for these categories was due to a $110 million increase in FHLB advances that had an initial rate maturity of one year or less, matching up with the rate maturity of the corresponding asset growth. The cumulative three year gap was $92.4 million or 9.1 percent of assets at December 31, 1993. The three year gap was slightly less positive than
the 8.9 percent at December 31, 1992.   Although the Company had a positive one
year gap at December 31, 1993, a rapid increase in market interest rates could cause a decline in net interest rate spread because the adjustments on some ARM loans may be limited by interest rate caps.

     The recorded value of capitalized servicing rights is susceptible to interest rate risk. At December 31, 1993, capitalized servicing rights were $4.4 million. The capitalized amounts and the amortization is based partly on prepayment assumptions of the underlying loans. Increased levels of prepayments generally occur in a declining interest rate environment. When a loan is prepaid, the Company ceases to collect servicing income on such loan. If actual prepayments exceed the Company's assumptions in the future, adjustments to the carrying value of servicing rights may be required. During 1993, 1992 and 1991, adjustments of $1.4 million, $1.5 million and $158 thousand, respectively, were made to capitalized servicing rights on loans because of the higher prepayments experienced in the related periods. For additional information on these adjustments, see the discussion on loan servicing fees included in the "Noninterest Income" section.

     LIQUIDITY. Cash and cash equivalents increased $18.1 million during 1993 to $58.3 million at December 31, 1993. The increase resulted from $191 million in net cash provided by financing activities less $159 million in net cash used by investing activities and $14.4 million in net cash used by operating activities.

     Because of the success in significantly increasing deposits through more competitive pricing during 1993, the Company reduced the reliance on FHLB advances to fund lending activities. The Company expects continued asset growth in the future and plans to continue funding this growth with deposits and FHLB advances. Increases in retail deposits are expected from new retail bank locations opened in late 1993, the opening of additional retail bank locations in 1994, and by continued competitive deposit pricing. Based on discussions with the FHLB, the Company has additional borrowing capacity from the FHLB and will use advances as needed or appropriate.

     Cash and cash equivalents totaled $40.2 million at December 31, 1992, an increase of $22.4 million from December 31, 1991. This increase was the result of $12.9 million in net cash provided from operating activities and $200 million in net cash provided by financing activities less $191 million in net cash used by investing activities. Cash and cash equivalents increased $4.1 million during 1991. This increase resulted from $36.8 million in net cash provided by investing activities less $24.9 million in net cash used by operating activities and $7.7 million in net cash used by financing activities.

     Net cash provided by operating activities was from a number of sources in 1993 and 1992 as detailed in the Statement of Cash Flows. Net cash used by operating activities in 1991 was primarily due to the $26.8 million net increase in mortgage loans held for sale.

     During 1993, $148 million of the net cash used by investing activities funded an increase in loans. Of this growth, $120 million was in mortgage loans as customer demand continued. Consumer loans made up the remainder of the increase. Funds were also invested in investment securities for a net increase of $9.6 million to help the Company meet its growing liquidity requirement caused by the asset growth. Of the net cash used by investing activities in 1992, $185 million was used to fund a net increase in loans. Approximately $149 million of this growth was in mortgage loans with consumer loans causing the remaining increase. In 1991, $33.1 million of the net cash provided from investing activities was from a net decrease in loans. This was the result of a decline in the Company's ARM portfolio due to prepayments and conversions to fixed rate loans. These converted loans were then sold in the secondary market.

     During 1993, the net cash provided by financing activities was from a $91 million increase in deposits and a $100 million net increase in FHLB advances. These funds were used to fund loan growth during the year. The net cash provided by financing activities in 1992 was due to a net increase of $175 million in FHLB advances used to fund loan growth and the $22.1 million of net proceeds from the issuance of subordinated notes. Deposits increased only $3.1 million as the Company had difficulty attracting deposits in the low interest rate environment. The net cash used by financing activities in 1991 was the result of a net decrease in FHLB advances of $15 million which was partially offset by a $4.7 million increase in deposits. The increase in deposits was low due to the Company limiting its asset growth in 1991 to increase capital ratios and to continue to comply with regulatory capital requirements. FHLB advances provided funding not met by other sources. FHLB borrowings were $325 million at December 31, 1993 and $225 million at December 31, 1992. The maximum FHLB borrowings were $325 million in 1993 compared to $243 million and $75 million for 1992 and 1991, respectively.

     At December 31, 1993, the Company had aggregate loan funding commitments (including committed lines of credit) of $94.5 million and aggregate commitments for the sale of loans of $126 million. The Company's expected proceeds from loan sales and its ability to obtain advances from the FHLB exceeded its funding commitments at December 31, 1993.

     The Bank is required by the OTS to maintain "liquidity" (cash and eligible investments) in an amount equal to a certain percentage of its deposits and short-term borrowings to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. The percentage, which may be changed at any time by the OTS, is currently 5 percent. Management believes that the liquidity maintained by the Bank, together with the sources of funds discussed above, is adequate to meet contingencies.

     CAPITAL MANAGEMENT. The Company's stockholders' equity increased 20.7 percent to $47.2 million at December 31, 1993 from $39.1 million at December 31, 1992. This increase was primarily the result of net earnings retained of $7.8
million.   The Company began paying quarterly common dividends in the second quarter of 1992 at the annual rate of $.24 per share. For 1993, the Company increased the dividend rate 56.3 percent to $.375 per share and has declared that the 1994 dividend will increase 33.3 percent to an annual rate of $.50 per share. Book value per common share was $11.90 at December 31, 1993 compared to $9.60 at December 31, 1992.

     The Company further increased its capital position in 1992 by issuing $23.0 million of 10 year subordinated notes. Of the net proceeds of $22.1 million, $12.0 million was contributed to the Bank's paid in capital during 1992 and an additional $5.0 million in 1993. The balance of the net proceeds remains at the Company to support further growth of the Bank's operations.

     As a result of the additional capital received in 1992 and 1993, the Bank is categorized by regulations as a "well capitalized" institution, the highest level obtainable. This categorization will allow the Bank to have a lower deposit insurance premium cost and to have more operational flexibility. For additional information on capital requirements see Note 11 of Notes to Consolidated Financial Statements of this report.

     ACCOUNTING FOR IMPAIRED LOANS. In May 1993, the Financial Accounting Standards Board (FASB) issued tatement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that expected loss of interest income on impaired loans be taken into account when calculating loan loss reserves. SFAS No. 114 requires that specified impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of collateral for secured loans. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment. SFAS No. 114 is effective for years beginning after December 15, 1994. Management does not expect the adoption of SFAS No. 114 to have a material effect on the Company's consolidated financial statements.

     ACCOUNTING FOR INVESTMENTS. In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires debt and equity securities to be classified into one of three categories: held to maturity, held for trading, or available for sale. Securities held to maturity are limited to debt securities that the holder has the positive intent and ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally to be sold in the near term; these securities are reported at fair value, and unrealized gains and losses are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses, net of taxes, are not reflected in earnings but are reflected as a separate component of stockholders' equity. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors may not be classified as held to maturity. SFAS No. 115 is effective for years beginning after December 15, 1993. Management does not expect the adoption of SFAS No. 115 to have a material effect on the Company's consolidated financial statements.




Net Interest Income Volume/Rate Analysis
(In thousand)

                                          Year ended December 31, 1993                  Year ended December 31, 1992
                                           versus same period in 1992                    versus same period in 1991
                                           --------------------------                    --------------------------
                                           Increase (decrease) due to                    Increase (decrease) due to
                                           --------------------------                    --------------------------
                                      Volume           Rate          Total         Volume           Rate          Total
                                      ------           ----          -----         ------           ----          ----

Interest Income on:
  Loans                               $13,474       $(8,673)         $4,801         $7,619      $ (9,898)       $(2,279)
  Cash and investments                    713          (579)            134            190          (488)          (298)
  Other assets                            361           (43)            318            400          (100)           300
                                       ------        ------           -----          -----       -------         ------

Total interest income                  14,548        (9,295)          5,253          8,209       (10,486)        (2,277)
                                       ------        ------           -----          -----       -------         ------

Interest expense on:
  Deposits:
  Interest-bearing accounts              (170)       (1,692)         (1,862)          (329)       (4,264)        (4,593)
  Certificates                          2,351        (4,239)         (1,888)          (481)       (3,885)        (4,366)
                                       ------        ------           -----          -----       --------        ------
     Total deposits                     2,181        (5,931)         (3,750)          (810)       (8,149)        (8,959)
FHLB advances                           4,671          (821)          3,850          5,224        (1,974)         3,250
Other borrowings                        2,212           (15)          2,197           (353)         (238)          (591)
                                       ------        ------           -----          -----       --------        ------

Total interest expense                  9,064        (6,767)          2,297          4,061       (10,361)        (6,300)
                                       ------        ------           -----          -----       -------          ------

     Net interest income               $5,484       $(2,528)         $2,956         $4,148      $   (125)        $4,023
                                       ------       -------          ------         ------      --------          ------
                                       ------       -------          ------         ------      --------          ------




Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

                       INVESTORS BANK CORP. AND SUBSIDARY

                        Consolidatd Financial Statements

                           December 31, 1993 and 1992

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Investors Bank Corp.:
Wayzata, Minnesota:

     We have audited the accompanying consolidated balance sheets of Investors Bank Corp. and subsidiary as of December 31, 1993 and 1992 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Bank Corp. and subsidiary as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".


KPMG Peat Marwick
Minneapolis, Minnesota
January 27, 1994

                                             INVESTORS BANK CORP. AND SUBSIDIARY
                                             Consolidated Statements of Earnings


                                                                                 Year ended December 31
                                                                   ---------------------------------------------------
                                                                        1993              1992              1991
                                                                   ---------------   ---------------   ---------------

Interest Income:
   Interest on loans                                                  $54,250,037       $49,449,041       $51,727,598
   Interest on cash and investments                                     2,396,639         2,262,820         2,560,860
   Interest and dividends on other assets                               1,122,410           803,998           504,014
                                                                   ---------------   ---------------   ---------------
       Total interest income                                           57,769,086        52,515,859        54,792,472
                                                                   ---------------   ---------------   ---------------

Interest Expense:
   Interest on deposits (Note 9)                                       19,997,333        23,747,373        32,705,935
   Interest on borrowings (Note 10)                                    12,654,143         6,606,392         3,947,856
                                                                   ---------------   ---------------   ---------------
       Total interest expense                                          32,651,476        30,353,765        36,653,791
                                                                   ---------------   ---------------   ---------------

Net interest income                                                    25,117,610        22,162,094        18,138,681
Provision for loan losses (Note 4)                                        631,446           868,758         1,009,513
                                                                   ---------------   ---------------   ---------------
       Net interest income after provision for loan losses             24,486,164        21,293,336        17,129,168
                                                                   ---------------   ---------------   ---------------

Noninterest Income:
   Mortgage banking (Note 5)                                           13,313,359        11,178,090         6,399,077
   Loan servicing fees (Note 6)                                         2,829,749         1,490,797         2,201,121
   Commissions on title insurance sales                                   935,681           135,081
   Commissions on annuity sales                                           560,733           575,053           510,482
   Other                                                                  990,761           875,571           644,860
                                                                   ---------------   ---------------   ---------------
       Total noninterest income                                        18,630,283        14,254,592         9,755,540
                                                                   ---------------   ---------------   ---------------

Noninterest Expense:
   Employee compensation and benefits                                  15,429,639        12,650,501         9,611,891
   Occupancy and equipment                                              3,813,908         3,406,693         2,981,123
   Advertising                                                            926,178           666,779           582,329
   Federal deposit insurance premiums                                   1,224,472         1,172,908         1,168,851
   Other                                                                5,067,996         4,611,767         4,108,272
                                                                   ---------------   ---------------   ---------------
       Total noninterest expense                                       26,462,193        22,508,648        18,452,466
                                                                   ---------------   ---------------   ---------------

Earnings before income tax expense and cumulative
   effect of accounting change                                         16,654,254        13,039,280         8,432,242
Income tax expense (Note 12)                                            6,753,835         5,227,251         3,396,603
                                                                   ---------------   ---------------   ---------------
Earnings before cumulative effect
   of accounting change                                                 9,900,419         7,812,029         5,035,639
Cumulative effect of accounting change (Note 2)                           125,000
                                                                   ---------------   ---------------   ---------------
Net earnings                                                          $10,025,419        $7,812,029        $5,035,639
                                                                   ---------------   ---------------   ---------------
                                                                   ---------------   ---------------   ---------------
Net earnings available for common stockholders                         $9,079,707        $6,844,175        $4,930,788
                                                                   ---------------   ---------------   ---------------
                                                                   ---------------   ---------------   ---------------

Earnings per common share:
   Before cumulative effect of accounting change                            $2.46             $1.98             $1.51
   Cumulative effect of accounting change                                    0.03
                                                                   ---------------   ---------------   ---------------
   Net earnings                                                             $2.49             $1.98             $1.51
                                                                   ---------------   ---------------   ---------------
                                                                   ---------------   ---------------   ---------------

Average common and common equivalent shares                             3,641,375         3,448,057         3,263,255


See accompanying notes to consolidated financial statements.


                                                 INVESTORS BANK CORP. AND SUBSIDIARY
                                                     Consolidated Balance Sheets

                                                                                                   December 31
                                                                                   ------------------------------------------
                       Assets                                                                  1993                  1992
                                                                                   --------------------  --------------------
Cash and cash equivalents                                                                  $58,314,515           $40,179,006
Investment securities (market value of  $28,021,177 and
    $18,596,590, respectively) (Note 3)                                                     27,778,989            18,171,509
Mortgage loans held for sale (Note 5)                                                       88,351,696            64,662,326
Mortgage loans (Note 4)                                                                    698,895,887           579,393,797
Consumer loans (Note 4)                                                                     91,124,400            66,049,661
Federal Home Loan Bank stock (Notes 10 and 11)                                              16,250,000            12,413,800
Capitalized servicing rights (Note 6)                                                        4,425,281             5,794,837
Office properties and equipment (Note 7)                                                    15,731,333            14,192,534
Accrued interest receivable (Notes 3, 4 and 5)                                               3,653,453             3,475,023
Foreclosed real estate (Note 8)                                                              6,674,799             7,238,396
Other assets                                                                                 5,884,713             4,273,206
                                                                                   --------------------  --------------------
             Total assets                                                               $1,017,085,066          $815,844,095
                                                                                   --------------------  --------------------
                                                                                   --------------------  --------------------

                      Liabilities and Stockholders' Equity

Liabilities:
    Deposits (Note 9)                                                                     $603,412,708          $512,352,295
    Notes payable (Note 10)                                                                325,000,000           225,000,000
    Advances and loan payments from borrowers held under escrow                              8,409,797             6,163,340
    Income taxes (Note 12)                                                                     549,263             1,098,207
    Subordinated debt (Note 10)                                                             25,800,000            25,800,000
    Other liabilities                                                                        6,760,035             6,362,069
                                                                                   --------------------  --------------------
             Total liabilities                                                             969,931,803           776,775,911
                                                                                   --------------------  --------------------

Stockholders' Equity (Note 13):
    Preferred stock, par value $.01, 1,000,000
       shares authorized, 303,640 shares issued and outstanding                                  3,036                 3,036
    Common stock, par value $.01, 5,000,000
       shares authorized, 3,325,522 and 2,458,846 shares
       issued and outstanding, respectively                                                     33,255                24,589
    Additional paid-in capital                                                              19,111,504            18,650,901
    Unamortized restricted stock                                                              (675,808)             (449,964)
    Retained earnings                                                                       28,681,276            20,839,622
                                                                                   --------------------  --------------------
             Total stockholders' equity                                                     47,153,263            39,068,184
                                                                                   --------------------  --------------------

             Total liabilities and stockholders' equity                                 $1,017,085,066          $815,844,095
                                                                                   --------------------  --------------------
                                                                                   --------------------  --------------------


See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity


                                                                    Additional    Unamortized
                                         Preferred       Common      paid-in       restricted     Retained
                                           stock         stock       capital         stock        earnings       Total
                                        ------------  ------------ ------------   ------------  ------------  ------------
Balances at December 31, 1990                             $22,740  $10,098,256                   $9,644,561   $19,765,557

   Issuance of 303,640 preferred shares      $3,036                  6,769,685                                  6,772,721
   Dividends on preferred stock                                                                    (104,851)     (104,851)
   Exercise of options                                        328      145,278                                    145,606
   Exercise of warrants                                     1,042      858,917                                    859,959
   Installment payments on common
      stock issued to employees                                        179,793                                    179,793
   Net earnings                                                                                   5,035,639     5,035,639
                                        ------------  ------------ ------------                 ------------  ------------
Balances at December 31 , 1991                3,036        24,110   18,051,929                   14,575,349    32,654,424

   Issuance of 45,973 restricted shares                       345      499,615      ($499,960)
   Amortization of restricted stock                                                    49,996                      49,996
   Dividends on preferred stock                                                                    (967,854)     (967,854)
   Dividends on common stock                                                                       (579,902)     (579,902)
   Exercise of options                                        134       60,321                                     60,455
   Installment payments on common
      stock issued to employees                                         39,036                                     39,036
   Net earnings                                                                                   7,812,029     7,812,029
                                        ------------  ------------ ------------   ------------  ------------  ------------
Balances at December 31, 1992                 3,036        24,589   18,650,901       (449,964)   20,839,622    39,068,184

      Remeasurement of restricted stock                                310,320       (310,320)
      Amortization of restricted stock                                                 84,476                      84,476
      Dividends on preferred stock                                                                 (945,712)     (945,712)
      Dividends on common stock                                                                  (1,238,053)   (1,238,053)
      Exercise of options                                     351      155,648                                    155,999
      Exercise of warrants                                      2        2,948                                      2,950
      Net earnings                                                                               10,025,419    10,025,419
      Four-for-three stock split                            8,313       (8,313)
                                        ------------  ------------ ------------   ------------  ------------  ------------
Balances at December 31, 1993                $3,036       $33,255  $19,111,504      ($675,808)  $28,681,276   $47,153,263
                                        ------------  ------------ ------------   ------------  ------------  ------------
                                        ------------  ------------ ------------   ------------  ------------  ------------


See accompanying notes to consolidated financial statements.

INVESTORS BANK CORP. AND SUBSIDIARY
Consolidated Statements of Cash Flows


                                                                                  Year ended December 31
                                                                ----------------------------------------------------------
                                                                       1993                1992                1991
                                                                ------------------  ------------------  ------------------
Cash Flows from Operating Activities:
    Net earnings                                                       10,025,419          $7,812,029          $5,035,639
    Adjustments to reconcile net earnings
       to net cash provided
       (used) by operating activities:
          Depreciation and amortization                                 3,799,572           3,732,627           2,162,230
          Amortization of deferred loan fees
             and discounts                                             (1,723,350)         (1,402,410)         (1,543,256)
          Gain on sales of mortgage loan servicing rights              (3,330,642)         (4,231,620)         (3,510,828)
          Proceeds from the sales of mortgage loan
              servicing rights                                          4,676,016           6,471,360           5,250,489
          Gain on sales of mortgage loans                              (9,391,057)         (6,328,687)         (2,447,172)
          Provision for loan and real estate losses                       751,623           1,154,743           1,437,301
          Prepaid income taxes                                           (401,241)           (863,075)           (544,991)
          Change in:
             Capitalized servicing rights                              (2,639,546)         (3,826,393)         (2,225,076)
             Accrued interest receivable                                 (178,430)            254,809             398,045
             Interest payable on deposit accounts                          60,405          (1,288,251)            (91,243)
             Mortgage loans held for sale                             (14,298,313)          8,407,745         (26,846,314)
             Other, net                                                (1,769,027)          2,971,738          (1,992,472)
                                                                ------------------  ------------------  ------------------
                Net cash provided (used) by operating activities      (14,418,571)         12,864,615         (24,917,648)
                                                                ------------------  ------------------  ------------------

Cash Flows from Investing Activities:
    Net decrease (increase) in loans                                 (147,846,650)       (185,108,155)         33,100,744
    Purchase of investment securities                                 (16,632,480)         (5,560,543)         (4,473,981)
    Maturities of investment securities                                 7,025,000           4,950,000           3,998,409
    Sale of investment security                                                                                   251,750
    Purchase of FHLB stock                                             (3,321,800)         (6,142,100)           (303,600)
    Sales of foreclosed real estate                                     4,805,145           3,679,461           5,716,083
    Increase in office properties and equipment                        (2,674,643)         (2,492,026)         (1,538,565)
                                                                ------------------  ------------------  ------------------
                Net cash provided (used) by investing activities     (158,645,428)       (190,673,363)         36,750,840
                                                                ------------------  ------------------  ------------------

Cash Flows from Financing Activities:
    Net increase in deposits                                           91,000,008           3,091,344           4,672,336
    Proceeds from FHLB advances                                       412,000,000         420,000,000         220,000,000
    Repayment of FHLB advances                                       (312,000,000)       (245,000,000)       (235,000,000)
    Net proceeds from issuance of subordinated debt                                        22,133,514
    Net proceeds from common stock transactions                           158,949              99,491           1,185,358
    Dividends on preferred stock                                         (967,853)           (911,395)
    Dividends on common stock                                          (1,238,053)           (579,902)
    Net increase in advances and loan payments
       from borrowers held under escrow                                 2,246,457           1,329,221           1,399,579
                                                                ------------------  ------------------  ------------------
                Net cash provided (used) by financing activities      191,199,508         200,162,273          (7,742,727)
                                                                ------------------  ------------------  ------------------
Net increase in cash and cash equivalents                              18,135,509          22,353,525           4,090,465
Cash and cash equivalents at beginning of year                         40,179,006          17,825,481          13,735,016
                                                                ------------------  ------------------  ------------------
Cash and cash equivalents at end of year                              $58,314,515         $40,179,006         $17,825,481
                                                                ------------------  ------------------  ------------------
                                                                ------------------  ------------------  ------------------

Supplemental Disclosures:
    Cash paid during the year for:
       Interest                                                       $32,408,299         $31,627,990         $36,652,651
       Income taxes                                                     7,190,000           5,700,000           3,710,000

    Non-cash transfer of loans to foreclosed real estate                4,361,725           4,860,867           6,396,711


See accompanying notes to consolidated financial statements.

                       INVESTORS BANK CORP. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1993, 1992 and 1991


NOTE 1.   DESCRIPTION OF THE BUSINESS

          Investors Bank Corp., formerly Investors Savings Corp., (the Company) is a holding company for a subsidiary engaged in the retail banking and mortgage banking businesses.

          The subsidiary, Investors Savings Bank, F.S.B. (the Bank), is a federally chartered savings bank with deposits insured by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates or assumptions.

          Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the reserve for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the reserves for loan and real estate losses, management obtains independent appraisals for significant properties.

     PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of Investors Bank Corp. and its wholly owned subsidiary, Investors Savings Bank, F.S.B. All material intercompany balances and transactions have been eliminated in consolidation.

     INVESTMENT SECURITIES

          Investment securities, consisting primarily of investment grade corporate bonds and U.S. Government agency obligations, are stated at cost, adjusted for amortization of premiums and accretion of discounts on purchase, as the Company has the intention and ability to hold the securities until maturity. Premiums and discounts are amortized using the interest method over the term of the securities.

      MORTGAGE LOANS

          The Bank originates and purchases both adjustable rate mortgage (ARM) and fixed interest rate mortgage loans. Substantially all conventional ARM loans are held for portfolio investment while substantially all government insured ARM loans and all fixed interest rate loans are sold in the secondary market. Mortgage loans held for sale are carried at the lower of cost or market determined on an aggregate loan basis.

          Interest is accrued monthly on outstanding principal balances unless management considers collection to be doubtful, which generally occurs when principal or interest payments are three months or more past due. Interest is subsequently recognized as income only to the extent cash is received.

     LOAN ORIGINATION FEES AND DISCOUNTS

          Loan origination fees and certain other fees and certain direct loan origination costs are deferred and amortized to interest income as an adjustment of yield using the level yield interest method, or recognized as a portion of gain on sales when the loans are sold. Loan discounts representing a return of yield are deferred and amortized to income using the interest method over the related periods required to achieve a level yield.

     MORTGAGE BANKING INCOME

          Included in mortgage banking income are gain on sales of mortgage loans, gain on sales of loan servicing rights, and other lending fees.

          Gain on sales of mortgage loans are recognized when the loans are sold. Gain on sales include any discounts or premiums and the excess value of servicing rights retained. The excess value of servicing rights retained represents the discounted present value of future service fee income in excess of a normal market rate servicing fee.

          The Company engages in the sale of loan servicing rights. Gain on sales of servicing rights is recognized when the servicing rights are sold. Gains on sale result from net cash proceeds less the carrying value of capitalized servicing rights on the servicing pools sold.

     LOAN SERVICING FEES

          The Company derives loan servicing fees by collecting loan payments and performing certain escrow services for mortgage investors. Amortization of excess servicing rights and purchased servicing rights are recorded as a reduction to loan servicing fees.

     CAPITALIZED SERVICING RIGHTS

          Included in capitalized servicing rights is the unamortized balance of excess servicing rights capitalized. The amounts capitalized and the amortization thereon is based, in part, on certain prepayment assumptions of the underlying loans. If, in the future, actual prepayments exceed the Company's assumptions, adjustments to the carrying value of servicing rights may be required. Excess servicing rights are being amortized over the estimated remaining life of the related loans sold in proportion to estimated net servicing income.

          The Company has engaged in bulk purchases of loan servicing rights.
             The cost of these rights is capitalized and amortized over the estimated remaining life of the related loans in proportion to estimated net servicing income. Loan servicing rights are also purchased from correspondents in connection with the purchase of mortgage loans. Service release premiums are paid to acquire these rights. These amounts are amortized over the estimated life of the related loans or are offset against gain on sales of mortgage loans when the related loans are sold.

     FORWARD CONTRACTS

          The Company uses mandatory, optional and standby forward contracts as part of its overall interest rate risk management strategy for its mortgage banking operations. Outstanding contracts represent future commitments and are not included in the consolidated balance sheets. Gains and losses on forward contracts used as hedges in mortgage banking operations are deferred and recognized when the related mortgages or commitments are sold or when a loss adjustment is recognized on an aggregate basis to reduce the Bank's unsold loans and loan commitments to the lower of cost or market. Forward contracts which are no longer needed to hedge specific assets or commitments are valued at market and the resulting gains or losses are recognized immediately.

     LOAN LOSSES

          The reserve for loan losses provides for potential losses in the loan portfolio. The reserve is increased by the provision for loan losses and by recoveries and is decreased by charge-offs. The adequacy of the reserve is judgmental and is based on continual evaluation of the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans, collateral values, historical experience and current economic conditions that may affect the borrowers' ability to pay.

          Management believes that the reserves for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the reserves may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the reserves for losses on loans. Such agencies may require additions to the reserves based on their judgments of information available to them at the time of their examination.

     FORECLOSED REAL ESTATE

          Real estate in judgment and acquired through foreclosure is initially recorded at the lower of cost or estimated fair value less selling costs. Provisions for possible losses on real estate are charged to earnings when necessary to reduce carrying values to estimated fair value less selling costs.

     DEPRECIATION AND AMORTIZATION

          Depreciation is computed on a straight-line basis over three to twelve years for office furniture and equipment and over forty years for buildings. Leasehold improvements are amortized using the straight-line method over the life of the asset or the term of the lease, whichever is less.

     INCOME TAXES

          In February 1992, the Financial Accounting Standards Board issued
             Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The Company adopted SFAS No. 109 as of January 1, 1993 and applied the provisions prospectively as of that date. SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The cumulative effect of the application of SFAS No. 109 as of January 1, 1993 increased net income for the year ended December 31, 1993 by $125,000.

     EARNINGS PER COMMON SHARE

          Net earnings are adjusted for preferred stock dividends in the computation of earnings per common share. Earnings per common share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during the year and have been restated for the effects of the four-for-three common stock split on December 31, 1993. See Note 13 for additional information on the stock split. Common equivalent shares represent the dilutive effect of outstanding stock options and warrants.

     STATEMENT OF CASH FLOWS

          For purposes of the statement of cash flows, cash equivalents include investments in certificates of deposit with maturities of three months or less.

     RECLASSIFICATIONS

          Certain reclassifications have been made to the financial statements of prior periods to conform to the current presentation. The reclassifications had no effect on net earnings or stockholders' equity as previously reported.

NOTE 3.   INVESTMENTS

          Investments consisted of the following:


                                                    Gross         Gross         Estimated
                                   Amortized      unrealized    unrealized       market
                                     cost           gains         losses         value
                                 ------------   ------------   ------------    ------------
December 31, 1993:
  Obligations of U.S.
    Government corpora-
    tions and agencies            $11,625,812      $174,746         $35,747    $11,764,811
  State and municipal
    obligations                       210,000          1,150                       211,150
  Investment grade corporate
    bonds                          15,439,296        127,314         25,275     15,541,335
  Other                               503,881                                      503,881
                                 ------------   ------------   ------------    ------------
                                  $27,778,989       $303,210        $61,022    $28,021,177
                                 ------------   ------------   ------------    ------------
                                 ------------   ------------   ------------    ------------


December 31, 1992:
  Obligations of U.S.
    Government corpora-
    tions and agencies             $5,372,260       $223,802        $ 6,949    $ 5,589,113
  State and municipal
    obligations                       510,000                           300        509,700
  Investment grade corporate
    bonds                          11,788,627        222,585         14,057     11,997,155
  Other                               500,622                                      500,622
                                 ------------   ------------   ------------    ------------
                                  $18,171,509       $446,387        $21,306    $18,596,590
                                 ------------   ------------   ------------    ------------
                                 ------------   ------------   ------------    ------------




During 1991, a security was sold for $251,750 which resulted in a gain of $1,750.

The amortized cost and estimated market value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                Estimated
                                             Amortized cost    market value
                                             --------------    ------------

     Due in one year or less                     $5,844,920      $5,940,024
     Due after one year through five years       20,027,078      20,192,853
     Due after five years through six years       1,906,991       1,888,300
                                             --------------    ------------
                                                $27,778,989     $28,021,177
                                             --------------    ------------
                                             --------------    ------------


Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on investments of $315,587 and $311,516, respectively.

NOTE 4.   LOANS HELD IN PORTFOLIO

          Mortgage loans consisted of the following:


                                                                       December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

                   Adjustable rate first mortgage              $656,402,702   $530,816,022
                   Adjustable rate commercial real estate        30,629,989     32,722,484
                   Adjustable rate second mortgage               13,567,815     16,542,276
                   Other mortgage                                 1,688,696      2,758,594
                                                               ------------   ------------
                                                                702,289,202    582,839,376

                   Less:
                     Unearned discount and fees                     979,061      1,285,079
                     Reserve for losses                           2,414,254      2,160,500
                                                               ------------   ------------

                                                               $698,895,887   $579,393,797
                                                               ------------   ------------
                                                               ------------   ------------

          Consumer loans consisted of the following:
                                                                       December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

                   Home equity                                  $80,025,235    $56,216,872
                   Other consumer                                 6,324,975      7,118,560
                   Business purpose                               5,340,521      3,153,121
                                                               ------------   ------------
                                                                 91,690,731     66,488,553
                   Less reserve for losses                          566,331        438,892
                                                               ------------   ------------

                                                                $91,124,400    $66,049,661
                                                               ------------   ------------
                                                               ------------   ------------


          The Company originates consumer and residential real estate loans in the metropolitan area of Minneapolis/St. Paul. The Company also originates residential real estate loans in Duluth, Minnesota and the Chicago and Milwaukee metropolitan areas. The Company maintains a small commercial real estate loan portfolio originated in prior years and is not actively seeking new commercial real estate loans. The commercial real estate portfolio consists mainly of loans secured by apartment complexes and small retail shopping malls in the Minneapolis/St. Paul metropolitan area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to honor their loans is dependent on the economic strength of the metropolitan areas of Minneapolis/St. Paul, Duluth, Chicago and Milwaukee.

    Following is a summary of the reserve for losses on loans:



                                                          Year ended December 31
                                                 ----------------------------------------
                                                    1993           1992           1991
                                                 ----------    -----------    -----------
              Beginning balance                  $2,599,392     $1,982,274     $1,066,645
              Provision for losses                  631,446        868,758      1,009,513
              Charge-offs:
                Residential real estate            (103,430)      (199,456)       (27,983)
                Commercial real estate             (285,651)
                Consumer                           ( 34,575)      (150,568)      (123,609)
                                                 ----------    -----------    -----------
                   Total charge-offs               (423,656)      (350,024)      (151,592)
              Recoveries                            173,403         98,384         57,708
                                                 ----------    -----------    -----------

              Ending balance                     $2,980,585     $2,599,392     $1,982,274
                                                 ----------    -----------    -----------
                                                 ----------    -----------    -----------



          At December 31, 1993 and 1992 the Company had approximately $1,903,000 and $2,089,000, respectively, of loans in a nonaccrual status. Had nonaccrual loans been accruing interest in accordance with original terms, interest income would have been increased by approximately $40,000, $54,000 and $129,000 for the years ended December 31, 1993, 1992 and 1991, respectively. The Company's loan portfolio as of December 31, 1993 includes no restructured loans. There are no commitments to lend additional funds to customers whose loans were in a nonaccrual status at December 31, 1993.

          Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on loans of $3,237,750 and $3,079,869, respectively.

          The aggregate amount of loans to executive officers and directors of the Company and executive officers of the Bank were $243,000 and $341,000 at December 31, 1993 and 1992, respectively. During the year ended December 31, 1993, approximately $87,000 of new loans were made and reductions totaled $185,000. Such loans were made in the ordinary course of business at the normal credit terms and collateralization and do not represent more than normal risk of collection.

NOTE 5.   MORTGAGE BANKING

          Mortgage loans held for sale consisted of the following:



                                                                       December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

          Loans held for sale                                   $88,636,117    $65,155,829
          Less unearned discount and fees                           284,421        493,503
                                                               ------------   ------------

                                                                $88,351,696    $64,662,326
                                                               ------------   ------------
                                                               ------------   ------------

          Mortgage banking income consisted of the following:

                                                          Year ended December 31
                                                ------------------------------------------
                                                    1993            1992          1991
                                                ------------   ------------   ------------

          Gain on sales of mortgage loans         $9,391,057     $6,328,687     $2,447,172
          Gain on sales of loan servicing rights   3,330,642      4,231,620      3,510,828
          Other lending fees                         591,660        617,783        441,077
                                                ------------   ------------   ------------
                                                 $13,313,359    $11,178,090     $6,399,077
                                                ------------   ------------   ------------
                                                ------------   ------------   ------------


          Mortgage banking activity is summarized as follows:


                                                          Year ended December 31
                                                ------------------------------------------
                                                    1993            1992          1991
                                                ------------   ------------   ------------
                                                              (In thousands)


          Loans originated for sale:
              Loans closed                          $838,097       $663,275       $409,852
              Loans purchased                        114,986         91,346         68,070
                                                ------------   ------------   ------------
                                                    $953,083       $754,621       $477,922
                                                ------------   ------------   ------------
                                                ------------   ------------   ------------

          Mortgage loans sold                       $982,764       $799,703       $512,620
          Loan servicing rights sold                 252,178        301,642        298,840


  Included in accrued interest receivable at December 31, 1993 and 1992 is interest receivable on loans held for sale of $100,116 and $83,638, respectively.

NOTE 6.   LOAN SERVICING

          Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The mortgage loans serviced for others consisted of the following:

                                                                  December 31
                                                ------------------------------------------
                                                    1993           1992           1991
                                                ------------   ------------   ------------
                                                           (Dollars in thousands)

          Outstanding principal balance           $1,357,204       $981,468       $660,051
          Number of loans                             16,510         12,361          8,712


    Included in the consolidated balance sheets are the following amounts of capitalized servicing rights:



                                                                        December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

              Excess servicing rights                            $2,958,834     $3,199,739
              Purchased servicing rights                          1,466,447      2,595,098
                                                               ------------   ------------
                                                                 $4,425,281     $5,794,837
                                                               ------------   ------------
                                                               ------------   ------------


          During the years ended December 31, 1993, 1992 and 1991, the excess value of servicing rights retained included in gain on sales of mortgage loans was $2,287,592, $3,503,556 and $1,994,986, respectively. Amortization of capitalized servicing rights recorded as a reduction to loan servicing fees was $2,663,727, $2,733,520, and $1,296,140 during the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE 7.   OFFICE PROPERTIES AND EQUIPMENT


          Office properties and equipment consisted of the following:


                                                                         December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

              Land                                               $2,009,464     $2,009,464
              Office buildings                                    7,919,911      7,407,569
              Furniture and equipment                             8,017,352      6,936,454
              Leasehold improvements                              2,458,410      1,700,785
                                                               ------------   ------------
                                                                 20,405,137     18,054,272
              Less accumulated depreciation and amortization      4,673,804      3,861,738
                                                               ------------   ------------
                                                                $15,731,333    $14,192,534
                                                               ------------   ------------
                                                               ------------   ------------

NOTE 8.   FORECLOSED REAL ESTATE

          Foreclosed real estate consisted of the following:



                                                                        December 31
                                                               ---------------------------
                                                                   1993           1992
                                                               ------------   ------------

              Real estate in judgment, subject to redemption     $2,275,596     $3,244,974
              Real estate acquired through foreclosure            4,534,303      4,689,613
                                                               ------------   ------------
                                                                  6,809,899      7,934,587
              Less reserve for losses                               135,100        696,191
                                                               ------------   ------------
                                                                 $6,674,799     $7,238,396
                                                               ------------   ------------
                                                               ------------   ------------


          The following is a summary of the reserve for losses on real estate:



                                                           Year ended December 31
                                                ------------------------------------------
                                                    1993           1992           1991
                                                ------------   ------------   ------------

              Beginning balance                    $696,191       $521,842        $406,320
              Provisions                            120,177        285,985         427,788
              Charge-offs:
                Residential real estate             (88,426)       (32,990)      (133,419)
                Commercial real estate             (598,757)      (124,804)      (178,847)
                                                ------------   ------------   ------------
                   Total charge-offs               (687,183)      (157,794)      (312,266)
              Recoveries                              5,915          46,158
                                                ------------   ------------   ------------
              Ending balance                       $135,100        $696,191       $521,842
                                                ------------   ------------   ------------
                                                ------------   ------------   ------------

NOTE 9.   DEPOSITS

          Deposits are summarized as follows:


                                                   Weighted
                                                    average
                                                    rate at
                                                   December           December 31
                                                         31
                                                -----------    ----------------------------
                                                       1993       1993           1992
                                                ------------   ------------   ------------

          Checking and savings accounts:
            Noninterest-bearing
              checking accounts                                 $46,456,372    $17,505,571
            Interest-bearing checking
              accounts                                 1.53%     24,941,059     21,481,490
            Savings accounts                           1.99      13,744,563     10,123,837
            Money market savings
              accounts                                 2.52     146,131,513    159,775,423
                                                               ------------   ------------
                                                       1.88     231,273,507    208,886,321
                                                               ------------   ------------

          Certificate accounts:
            1.50% to 2.00%                                          486,041
            2.01% to 3.00%                                        7,947,456      3,521,123
            3.01% to 4.00%                                      156,870,882    107,644,196
            4.01% to 5.00%                                      162,431,985    104,594,007
            5.01% to 6.00%                                       28,379,596     31,263,658
            6.01% to 7.00%                                        5,493,667     29,773,156
            7.01% to 8.00%                                        7,359,800     23,234,182
            8.01% to 9.00%                                          519,082        845,365
                                                               ------------   ------------
                                                       4.28     369,488,509    300,875,687
                                                               ------------   ------------

          Accrued interest payable                                2,650,692      2,590,287
                                                               ------------   ------------

                   Total deposits                      3.35    $603,412,708   $512,352,295
                                                               ------------   ------------
                                                               ------------   ------------

          At December 31, 1993 and 1992 the Bank had $38,675,442 and
              $26,195,523, respectively, of certificate accounts with balances of $100,000 or more.

          Scheduled maturities and related weighted average rates of certificate accounts at December 31, 1993 are as follows:


                   Year ending December 31
                   -----------------------
                   1994                                               4.09%   $246,197,072
                   1995                                               4.31      88,951,693
                   1996                                               5.55      11,682,721
                   1997                                               5.85      10,838,952
                   1998                                               5.38      11,818,071
                                                                              ------------

                                                                      4.28    $369,488,509
                                                                              ------------
                                                                              ------------


          Interest expense on deposits for the years presented are as follows:


                                                            Year ended December 31
                                                -------------------------------------------
                                                     1993           1992           1991
                                                ------------   ------------   -------------

          Checking and savings accounts             $663,526       $750,100       $675,740
          Money market savings accounts            4,107,465      5,882,888     10,550,438
          Certificate accounts                    15,226,342     17,114,385     21,479,757
                                                 ------------   ------------   ------------
                                                 $19,997,333    $23,747,373    $32,705,935
                                                 ------------   ------------   ------------
                                                 ------------   ------------   ------------


NOTE 10.  BORROWINGS

          Notes payable to Federal Home Loan Bank (FHLB) of Des Moines consisted of the following:


                                                    Weighted
                                                     average
                                                     rate at
                                                 December 31           December 31
                                                 -----------  ----------------------------
                                                        1993       1993           1992
                                                 -----------  -------------   ------------
              Due in 1993                                                     $202,000,000
                     1994                            3.56%     $220,000,000     10,000,000
                     1995                            6.00         6,000,000      6,000,000
                     1996                            5.68         7,000,000      7,000,000
                     1997                            3.50        45,000,000
                     1998                            3.37        20,000,000
                     2000                            3.36        27,000,000
                                                               ------------   ------------
                                                     3.61      $325,000,000   $225,000,000
                                                               ------------   ------------



          The interest rates on notes due in 1997, 1998 and 2000 are reset by the FHLB on the anniversary dates to a rate indexed to the current rate charged by the FHLB for one year borrowings. The Company also has the option of repaying each such note at its anniversary date without penalty.

          Notes payable to the FHLB are collateralized by FHLB stock and first mortgage real estate loans. At December 31, 1993, the Company had a collateral requirement on first mortgage real estate loans of $406,000,000 and had pledged specific collateral with an aggregate carrying value of approximately $477,000,000.

          Subordinated debt is as follows:



                                                                        December 31
                                                                --------------------------
                                                                    1993              1992
                                                                -----------    -----------
              9.25% Subordinated notes due
                   December 15, 2002                            $23,000,000    $23,000,000
              12.75% Subordinated capital notes due
                   March 15, 1999                                 2,409,000      2,409,000
              10% Subordinated debentures due April 1, 1996         391,000        391,000
                                                                -----------    -----------

                                                                $25,800,000    $25,800,000
                                                                -----------    -----------
                                                                -----------    -----------



          The subordinated debt is unsecured. At the option of the Company, the 9.25% notes may be redeemed at par on or after December 15, 1995, and the 10% debentures on or after January 1, 1995. On January 25, 1994, the Company elected to exercise the right to redeem at par the 12.75% capital notes on April 1, 1994. During 1991, $7,591,000 of the 12.75% capital notes were exchanged by the capital note holders for preferred stock (see Note 13).

          Covenants for the 9.25% notes provide that the Company must maintain at least $1 million in certain investments with a maturity of one year or less, of which no more than $500 thousand may be placed on account at the Bank.

          The interest is payable monthly for the 9.25% notes, semiannually for the 12.75% capital notes and quarterly for the 10% debentures. The notes, capital notes and debentures are subordinated in payment of principal and interest to all customer deposits and other indebtedness of the Bank for borrowed money as defined in the note, capital note and debenture agreements.

          Unamortized debt issue costs of $852,248 and $883,219 are included in other assets at December 31, 1993 and 1992, respectively.

          Interest expense for borrowings for the periods presented are as follows:



                                                           Year ended December 31
                                                 -----------------------------------------
                                                     1993           1992              1991
                                                 -----------     ----------     ----------
              Notes payable to FHLB              $ 9,712,763     $5,863,469     $2,612,570
              Subordinated debt                    2,582,741        483,635      1,243,014
              Other borrowings                       358,639        259,288         92,272
                                                 -----------     ----------     ----------

                                                 $12,654,143     $6,606,392     $3,947,856
                                                 -----------     ----------     ----------
                                                 -----------     ----------     ----------


NOTE 11.  FEDERAL HOME LOAN BANK STOCK, LIQUIDITY AND CAPITAL
          REQUIREMENTS

          The Bank, as a member of the FHLB, is required to hold a specified number of shares of capital stock, which is carried at cost, in the FHLB of Des Moines. In addition, under regulations currently in effect, the Bank is required to maintain cash and other liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

          Effective December 19, 1992, the Bank became subject to capital standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 which defines five capital tiers, the highest of which is "well capitalized". Under the regulations a "well capitalized" institution must have a leverage ratio of at least 5%, a tier 1 risk based capital ratio of at least 6% and a total risk based capital ratio of at least 10%.

          At December 31, 1993, the Bank exceeded each of these requirements and is categorized as a "well capitalized" institution. The following is a summary of the Bank's capital ratios (unaudited):


                                                                       December 31
                                                             -----------------------------
                                                                  1993            1992
                                                             --------------   ------------
              Leverage:
               Adjusted total assets                         $1,015,633,415   $813,920,729
               Tier 1 Capital                                    63,839,691     50,264,185
               Leverage ratio                                     6.29%          6.18%

              Tier 1 risk based capital:
               Risk weighted assets                            $591,320,941   $478,775,027
               Tier 1 Capital                                    63,839,691     50,264,185
               Tier 1 risk based capital ratio                   10.80%         10.50%

              Total risk based capital:
               Risk weighted assets                            $591,320,941   $478,775,027
               Total risk based capital                          68,383,760     54,753,855
               Total risk based capital ratio                    11.56%         11.44%



          Management believes the Bank will continue to meet the requirements to be categorized as a "well capitalized" institution in 1994.

          The Bank is also required by federal regulations to maintain minimum levels of capital that are measured by three ratios: a tangible capital ratio of at least 1.5% of tangible assets, a core capital ratio of at least 3%, and a risk based capital ratio of at least 8%. The Bank exceeded all three ratios during 1993 and management believes the Bank will continue to do so in 1994. In August 1993, the Office of Thrift Supervision (OTS) issued its final regulations on interest rate risk. Under the final rule, institutions deemed to have an "above normal" level of interestrate risk are subject to a capital charge and must deduct a portion of that risk from total capital for regulatory capital purposes. Management believes that as of December 31, 1993 the Bank's required regulatory capital will not be impacted by the interest rate risk rule.


NOTE 12.  INCOME TAXES

          The Company and the Bank file consolidated federal income tax returns.
              Federal income taxes are allocated to the Company and the Bank based on their contributions to consolidated taxable income.

          The components of income tax expense for the years ended December 31 consist of the following:


                                                Asset/Liability
                                                         Method         Deferred Method
                                                 -----------------------------------------
                                                     1993           1992           1991
                                                 -----------    -----------    -----------
          Current:
              Federal                             $5,525,886     $4,700,907     $3,042,834
              State                                1,629,190      1,389,419        898,760
                                                 -----------    -----------    -----------
                                                   7,155,076      6,090,326      3,941,594
                                                 -----------    -----------    -----------

          Deferred (prepaid):
              Federal                               (310,106)      (666,177)      (418,440)
              State                                  (91,135)      (196,898)      (126,551)
                                                 -----------    -----------    -----------
                                                    (401,241)      (863,075)      (544,991)
                                                 -----------    -----------    -----------
                                                  $6,753,835     $5,227,251     $3,396,603
                                                 -----------    -----------    -----------
                                                 -----------    -----------    -----------


          A reconciliation of the statutory federal income tax rate with the actual rate provided on earnings is as follows:


                                                          Year ended December 31
                                                   ---------------------------------------
                                                      1993           1992           1991
                                                   ---------      ---------      ---------
                   Statutory federal income tax
                     rate                            35.0%          34.0%          34.0%
                   State income taxes, net of
                     federal tax benefits             6.0            6.0            6.0
                   Other                             (0.4)           0.1            0.3
                                                   ---------      ---------      ---------
                                                     40.6%          40.1%          40.3%
                                                   ---------      ---------      ---------
                                                   ---------      ---------      ---------



          The Bank qualifies under various provisions of the Internal Revenue
              Code which permit it to deduct from taxable income an allowance for bad debts which differs from the provision for such losses charged to income for financial statement purposes. Accordingly, retained earnings at December 31, 1993 includes approximately $1,072,000 for which no provision for income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, income taxes may be imposed at the then applicable rates. It is not contemplated that any portion of retained earnings will be used in a manner that will result in additional taxable income.


          Deferred income taxes for 1992 and 1991 related primarily to the difference in recognition of components of gains on sales of mortgage loans and depreciation for financial reporting and income tax purposes.

          The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 1993 are as follows:


              Deferred tax assets:
                 Reserve for loan losses                           $700,050
                 Deferred loan fees                                 504,428
                 Other                                              216,382
                                                                  ---------
                                                                  1,420,860
                                                                  ---------
              Deferred tax liabilities:
                 Federal Home Loan Bank stock                       623,474
                 Office properties and equipment                    916,094
                 Other                                              116,462
                                                                  ---------
                                                                  1,656,030
                                                                  ---------
                    Net deferred tax liability                     $235,170
                                                                  ---------
                                                                  ---------



          No valuation allowance was required for deferred tax assets at January
              1, 1993 or December 31, 1993.

NOTE 13.  STOCKHOLDERS' EQUITY

          PREFERRED STOCK

          On November 22, 1991 the Company issued 303,640 shares of preferred stock in exchange for $7,591,000 of the Bank's 12.75% subordinated capital notes due 1999. The preferred stock was issued in units consisting of one share of preferred stock and one warrant to purchase two-thirds share of the Company's common stock (See "Stock Warrants"). Dividends on the preferred stock were at an annual rate of $3.1875 per share until October 31, 1993 and are at an annual rate of $2.75 per share thereafter. Dividends are cumulative from the date of original issue and are payable quarterly. The preferred stock has a liquidation preference of $25.00 per share plus accumulated and unpaid dividends. The preferred stock is redeemable at the option of the Company, in whole or in part, at any time on or after October 31, 1996, at $25.00 per share plus accumulated and unpaid dividends.

          COMMON STOCK SPLIT

          On November 4, 1993, the Board of Directors of the Company declared a four- for-three split of its common stock payable on December 31, 1993 to all holders of record as of December 1, 1993. The split was effected by means of a stock dividend. No fractional shares were issued. A total of 831,294 shares of common stock were issued in connection with the split. The par value of each share was not changed from $.01. All information relating to number of shares, per share amounts, stock option data, stock warrants, and restricted stock have been restated to reflect the split.

          STOCKHOLDER RIGHTS PLAN

          On May 7, 1991 the Company's Board of Directors adopted a stockholder rights plan under which each share of common stock has an associated preferred stock purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of the Company at a discounted price which would be the equivalent number of shares of common stock having a fair market value equal to $80. The Company has reserved 55,000 shares of preferred stock for the stockholder rights plan.

          DIVIDEND RESTRICTIONS

          The Company is limited in its ability to declare dividends by the dividend restrictions imposed on its savings bank subsidiary. Under applicable regulations of the OTS, the Bank could declare dividends to the Company without regulatory approval in an amount equal to accumulated net income for the current calendar year plus 50% of the amount by which its capital exceeded its capital requirements at the beginning of the year. However, the Bank could not declare dividends that would cause it to fall below its capital requirement without OTS approval.

          STOCK OPTIONS

          The Company has a stock option plan under which 531,415 shares of common stock are reserved for issuance to employees and directors of the Company at December 31, 1993.

          Incentive stock options are to be granted at not less than 100% of the fair market value of the common stock at the date of grant (110% of market value for options granted to 10% or greater stockholders). Options which do not qualify as incentive stock options may be granted at less than 100% of the fair market value of the common stock at the date of grant. No option may extend more than ten years from the date of grant (five years for 10% stockholders). At December 31, 1993, the exercise of options granted for purchase of 6,666 shares of common stock are contingent on attainment of certain performance goals.

          The following is a summary of activity in the plan:



                                                                Number of
                                                                 shares        Option price
                                                              under option       per share
                                                             --------------   --------------
                 December 31, 1990                                  398,667    Average $3.74

                   Exercised                                        (43,737)      $2.50-4.50
                   Granted                                           64,000       $6.00-9.38
                   Canceled                                         (21,545)      $3.94-4.50
                                                             --------------
                 December 31, 1991                                  397,385    Average $4.22

                   Exercised                                        (17,764)      $2.50-4.50
                   Granted                                           33,333       $9.19-9.66
                   Canceled                                            (444)           $4.13
                                                             --------------
                 December 31, 1992                                  412,510    Average $4.68

                   Exercised                                        (48,898)      $2.50-9.66
                   Granted                                           42,667     $10.69-15.00
                   Canceled                                          (1,779)           $4.50
                                                             --------------
                 December 31, 1993                                  404,500    Average $5.52
                                                             --------------
                                                             --------------

                 Exercisable at December 31, 1993                   302,977

                 Available for grant at
                   December 31, 1993                                126,915



          STOCK WARRANTS

          At December 31, 1990 the Company had outstanding common stock warrants which entitled the holders to purchase 139,000 shares of the Company's common stock at a price of $6.25 per share through April 1, 1991, the expiration date. On March 19, 1991 the Board of Directors of the Company extended the expiration date of the warrants to December 31, 1991. All of these warrants were exercised during 1991.

          In conjunction with the issuance of preferred stock on November 22, 1991 the Company issued warrants to purchase 202,427 shares of common stock at a price of approximately $11.06 per share on or after February 11, 1992. The warrants expire on November 13, 1996. The Company has reserved 202,160 shares of common stock for the remaining outstanding warrants.

          RESTRICTED STOCK AWARD AGREEMENT

          The Company entered into a Restricted Stock Award Agreement in 1992.
              Under the terms of the agreement, 45,973 shares of restricted stock were granted to two executive officers of the Company. Such shares vest over a ten-year period at the rate of 10% per year. Compensation expense for the shares vesting in 1993 and 1992 was $84,476 and $49,996, respectively.

NOTE 14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

          The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, mortgage loan purchase commitments and forward mortgage loan sales commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

          The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and purchase mortgage loans is represented by the contract or notional amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. For forward mortgage loan sales commitments, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of forward mortgage loan sales commitments through credit approvals, credit limits and monitoring procedures.

          The contract or notional amounts of these financial instruments were as follows:


                                                                           December 31
                                                              ------------------------------
                                                                   1993             1992
                                                              -------------    -------------
                                                                      (In thousands)

            Financial instruments whose contract amounts
              represent credit risk:
                 Commitments to extend credit:
                   Loans held for sale                              $24,507          $13,093
                   Portfolio loans                                    9,261           12,345
                   Purchased loans held for sale                     14,941           15,950
                   Purchased portfolio loans                            309            6,190
                   Available lines of credit                         45,531           37,301
            Financial instruments whose notional or
              contract amounts do not represent credit
              risk:
                 Forward mortgage loan sales
                   commitments                                     $125,525         $101,525



          Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

          Forward mortgage loan sales commitments are contracts for the delivery of securities backed by mortgage loans in which the Company agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from movements in mortgage loan values and interest rates.

NOTE 15.  COMMITMENTS

          The Company has several noncancelable operating lease agreements for its office properties which have remaining lease terms of up to fifteen years. In addition, one retail banking office is under a capital lease which has a remaining term of seven years. Future minimum payments under these leases are as follows:


            Year ending December 31                                 Capital        Operating
            -----------------------                               ---------       ----------
            1994                                                    $95,000       $1,101,000
            1995                                                     95,000        1,092,000
            1996                                                     95,000          810,000
            1997                                                     95,000          606,000
            1998                                                     95,000          570,000
            Thereafter                                              191,000        3,690,000
                                                                  ---------       ----------
            Total minimum lease payments                            666,000       $7,869,000
                                                                                  ----------
                                                                                  ----------
            Less amounts representing interest                      200,000
                                                                  ---------

            Present value of net minimum obligations               $466,000
                                                                  ---------
                                                                  ---------


          In addition, the Company has several renewal options on its retail banking office leases and some of its mortgage office leases ranging from two- to five-year periods. At present, the Company intends to exercise most options on its retail banking offices when the original leases expire. If this occurs, total future minimum payments (estimated using original lease term costs) under these leases, as shown above, would increase by approximately $4,596,000.

          The Company previously sold two retail banking office properties to third parties under sale/leaseback arrangements. These lease agreements include purchase options at market value at certain points during the lease terms.

          Total rent expense for the years ended December 31, 1993, 1992 and 1991 was approximately $1,509,000, $1,007,000 and $1,290,000, respectively.

NOTE 16.  EMPLOYEE BENEFITS

          The Company currently offers a 401(k) plan which is available to all permanent employees who have attained age twenty-one and have met the one year eligibility requirement, as defined. Under the 401(k) plan, an employee may defer up to 15% of his or her compensation as defined, with discretionary matching Company contributions. The 401(k) plan was amended effective January 1, 1991 to provide for the Company to make discretionary profit sharing contributions to be invested in common stock of the Company. Total expense under the plan for the years ended December 31, 1993, 1992 and 1991 was $541,579, $403,294 and $227,362, respectively.

NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards No. 107 (SFAS No. 107) requires disclosure of estimated fair values of a company's financial instruments, including assets, liabilities and off-balance sheet items, for which it is practicable to estimate fair value. These fair values are estimates made as of December 31, 1993 and 1992 based on relevant market information, if available, and upon characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, many of the fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. Thus, the estimates are subjective in nature, involving uncertainties and requiring judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based only on existing financial instruments.
            The Company has not attempted to estimate the value of anticipated future business or assets, liabilities or activities that are not considered financial instruments. For example, the Company has a substantial mortgage banking operation that contributes significant amounts of noninterest income annually. The mortgage banking operation is not a financial instrument and its value has not been incorporated into the fair value estimates. In addition, the tax effects of unrealized gains or losses implied in the fair value estimates have not been considered in the estimates nor have costs necessary to consummate a sale been considered. Accordingly, the aggregate fair value amounts do not represent an estimate of the underlying fair value of the Company.

          The estimated fair values of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair values of each class of financial instrument.


                                                         December 31
                                        --------------------------------------------
                                                1993                    1992
                                        --------------------   ---------------------
                                                   Estimated               Estimated
                                        Carrying       Fair     Carrying      Fair
                                         Amount       Value      Amount      Value
                                        --------    --------   ---------    --------
                                                       (In thousands)
          Financial assets:
            Cash and cash equivalents   $ 58,315    $ 58,315    $ 40,179    $ 40,179
            Investment securities         27,779      28,021      18,172      18,597
            Mortgage loans held for
              sale                        88,352      88,767      64,662      64,804
            Mortgage loans               698,896     731,017     579,394     605,235
            Consumer loans                91,124      92,335      66,050      66,628
            Federal Home Loan Bank
              stock                       16,250      16,250      12,414      12,414
            Excess servicing rights        2,959      20,353       3,200      15,281
            Accrued interest receivable    3,653       3,653       3,475       3,475

          Financial liabilities:
            Deposits                     603,413     607,743     512,352     513,828
            Notes payable                325,000     323,589     225,000     225,175
            Subordinated debt             25,800      26,379      25,800      25,900




          CASH AND CASH EQUIVALENTS

          The carrying amounts of cash and cash equivalents approximate their fair values.

          INVESTMENT SECURITIES

          The fair values of investment securities are based on quoted market prices. See Note 3 for the carrying amounts and fair values of the various components of the Company's investment portfolio.

          MORTGAGE LOANS HELD FOR SALE

          In order to manage the market exposure on its residential loans held for sale and its commitments to extend credit for residential loans, the Company enters into forward mandatory, optional and standby mortgage loan sales commitments. Therefore, the estimated fair values of mortgage loans held for sale are based on the committed sales prices.

          MORTGAGE LOANS

          The fair values of mortgage loans were estimated for groups of loans with similar characteristics. See Note 4 for the descriptions and amounts of these groups. Nonperforming loans were subtracted and discounted by the average historical rate of loss that the Company has experienced on these types of loans.

          The largest group, adjustable first mortgage loans, has experienced no significant change in credit risk. Its fair values were estimated by subtracting nonperforming loans, classifying the loans into segments with similar characteristics which determine saleability and obtaining market quotes for each of the segments.

          The fair values of the commercial real estate loans were estimated using discounted cash flow analysis. The discount rates used were estimated market rates for similar types of loans adjusted upward to reflect the decline in the collateral market values of commercial real estate properties over the last few years. In addition, certain loans have experienced increased credit risk since origination. The discount rate for these loans was further adjusted upward to compensate for this additional risk.

          The credit risk of the adjustable second mortgage loans and other mortgages has not changed appreciably. Discounted cash flow analysis of scheduled payments applying a discount rate based on an estimated market rate appropriate for each type of loan was used to estimate the fair values of these loans.

          CONSUMER LOANS

          Consumer loans consist primarily of loans secured by residential real estate. See Note 4 for the classifications of such loans. The Company believes the credit risk of these loans has not changed significantly since origination. Nonperforming loans were removed from the totals and discounted to reduce them to estimated fair value. The remaining loans were segmented into groups with similar characteristics and the fair values were estimated by discounting the expected cash flows using discount rates that equaled the Company's origination rates for similar loans as of December 31, 1993 and 1992.


          FEDERAL HOME LOAN BANK STOCK

          The carrying amount of FHLB stock approximates its fair value.

          EXCESS SERVICING RIGHTS

          Excess servicing rights are included in capitalized servicing rights on the balance sheet. The fair values of excess servicing rights were estimated by discounting the expected cash flows associated with the servicing of the underlying loans. The mortgages serviced for others were sorted into groups with characteristics similar to loan pools for which servicing is typically bought or sold. An estimated market rate of return was assumed for each pool and these rates were used as the discount rates in the analysis.

          ACCRUED INTEREST RECEIVABLE

          The carrying amount of accrued interest receivable approximates its fair value since it is short term in nature and does not present unanticipated credit concerns.

          DEPOSITS

          Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings and money market accounts, is equal to the amounts payable on demand as of December 31, 1993 and 1992. See Note 9 for deposit classifications. The fair values of certificates of deposit are based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of December 31, 1993 and 1992 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

          The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit, generally referred to as core deposit intangible, has not been quantified by the Company.

          NOTES PAYABLE

          Notes payable consist of FHLB advances. The carrying amount of notes payable which may be repaid at any time without penalty at the Company's discretion approximates their fair value. The fair values of the notes payable with fixed maturities are estimated based on discounted cash flow analyses using as discount rates interest rates charged by the FHLB at December 31, 1993 and 1992 for borrowings of similar remaining maturities.

          SUBORDINATED DEBT

          There are three separate subordinated debt instruments that have been issued by the Company. See Note 10 for more information. The fair values of the 9.25% notes due 2002 were estimated based on the bid market prices as of December 31, 1993 and 1992. The fair value at December 31, 1993 of the 12.75% capital notes due 1999 approximates its carrying amount because the market anticipated the Company's redemption of the capital notes at par on April 1, 1994. At December 31, 1992, the fair value of the 12.75% capital notes was estimated based on the bid market price. The fair values of the 10% debentures due 1996 were based upon estimated market prices taking into account the instrument's rate, maturity and risk in relation to the other two issues.

          COMMITMENTS TO EXTEND CREDIT


          At December 31, 1993 and 1992, the Company had commitments to extend credit with total notional amounts of $94,549,000 and $84,879,000, respectively. See Note 14 for the type and amounts of commitments as well as related discussion. The fair values of commitments to extend credit are not based on the notional amounts, but rather are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For commitments to extend credit for residential mortgage loans and for commercial development of residential property, the fair values are based on the fees charged for these commitments. Because of the short term nature of the commitments, no adjustment was necessary for changes in creditworthiness or changes in market interest rates for 1993 or 1992. The company does not charge fees for commitments to retail customers to extend credit under available lines of credit. Accordingly, no fair values were assigned to these commitments. The estimated fair values of commitments to extend credit at December 31, 1993 and 1992 were $73,000 and $41,000, respectively.

NOTE 18.  PARENT COMPANY FINANCIAL INFORMATION


          The Investors Bank Corp. (parent company only) condensed financial statements are as follows:

          CONDENSED BALANCE SHEETS




                                                                    December 31
                                                            --------------------------
                                                                1993          1992
                                                            ------------  ------------
          Assets:
            Cash and cash equivalents                         $5,168,198   $10,108,552
            Investment securities                                503,881       500,622
            Investment in subsidiary                          63,938,647    50,824,464
            Other assets                                         901,179       926,519
                                                            ------------  ------------

                   Total assets                              $70,511,905   $62,360,157
                                                            ------------  ------------
                                                            ------------  ------------


          Liabilities and stockholders' equity:
            Liabilities:
               Subordinated debt                             $23,000,000   $23,000,000
               Other liabilities                                 358,642       291,973
                                                            ------------  ------------
                   Total liabilities                          23,358,642    23,291,973
                                                            ------------  ------------

            Stockholders' equity:
               Preferred stock                                     3,036         3,036
               Common stock                                       33,255        24,589
               Additional paid-in capital                     19,111,504    18,650,901
               Unamortized restricted stock                     (675,808)     (449,964)
               Retained earnings                              28,681,276    20,839,622
                                                            ------------  ------------
                   Total stockholders' equity                 47,153,263    39,068,184
                                                            ------------  ------------

                   Total liabilities and stockholders'
                       equity                                $70,511,905   $62,360,157
                                                            ------------  ------------
                                                            ------------  ------------




            CONDENSED STATEMENTS OF EARNINGS
                                                         Year ended December 31
                                                --------------------------------------
                                                    1993         1992         1991
                                                ------------  -----------  -----------
          Interest income                           $254,165      $34,118      $17,044
          Interest expense                         2,221,593      124,122
          Operating expenses                         224,494      154,401      143,930
                                                ------------  -----------  -----------
          Loss before income tax benefit and
            equity in earnings of subsidiary      (2,191,922)    (244,405)    (126,886)
          Income tax benefit                         753,158       82,439       43,099
                                                ------------  -----------  -----------
          Loss before equity in earnings of
            subsidiary                            (1,438,764)    (161,966)     (83,787)
          Equity in earnings of subsidiary        11,464,183    7,973,995    5,119,426
                                                ------------  -----------  -----------

                   Net earnings                  $10,025,419   $7,812,029   $5,035,639
                                                ------------  -----------  -----------
                                                ------------  -----------  -----------



      CONDENSED STATEMENTS OF CASH FLOWS
                                                               Year ended December 31
                                                       -------------------------------------
                                                           1993          1992        1991
                                                       ------------  -----------  ----------
      Cash flows from operating activities:
        Net earnings                                    $10,025,419   $7,812,029  $5,035,639
        Adjustments to reconcile net earnings to
            net cash (used) by operating
            activities:
               Equity in earnings of subsidiary         (11,464,183)  (7,973,995) (5,119,426)
               Increase (decrease) in other assets
                 and liabilities, net                       195,367       10,016    (533,079)
                                                       ------------  -----------  ----------
                   Net cash used by
                     operating activities                (1,243,397)    (151,950)   (616,866)
                                                       ------------  -----------  ----------

      Cash flows from investing activities:
        Capital contributed to subsidiary                (5,000,000) (12,000,000)   (700,000)
        Dividends received from subsidiary                3,350,000    1,491,297     400,000
        Purchase of investment security                                 (500,000)
                                                       ------------  -----------  ----------
                   Net cash used by investing
                     activities                          (1,650,000) (11,008,703)   (300,000)
                                                       ------------  -----------  ----------

      Cash flows from financing activities:
        Net proceeds from common stock
            transactions                                    158,949       99,491   1,185,358
        Net proceeds from issuance of
            subordinated debt                                         22,133,514
        Dividends on preferred stock                       (967,853)    (911,395)
        Dividends on common stock                        (1,238,053)    (579,902)
                                                       ------------  -----------  ----------
                   Net cash provided (used) by
                     financing activities                (2,046,957)  20,741,708   1,185,358
                                                       ------------  -----------  ----------

      Net increase (decrease) in cash and cash
        equivalents                                      (4,940,354)   9,581,055     268,492
      Cash and cash equivalents at beginning of
        year                                             10,108,552      527,497     259,005
                                                       ------------  -----------  ----------

      Cash and cash equivalents at end of year           $5,168,198  $10,108,552    $527,497
                                                       ------------  -----------  ----------
                                                       ------------  -----------  ----------


      NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                         Summarized quarterly data for 1993 and 1992 follows :
(In thousands except per share data)                         1993                           1992
                                    -------------------------------------------------------------------------------
                                     Dec. 31  Sept. 30   June 30   Mar. 31    Dec. 31  Sept. 30   June 30   Mar. 31
                                    --------  --------  --------  --------   --------  --------  --------  --------
Interest income                      $15,042   $14,677   $14,546   $13,504    $13,871   $13,471   $12,996   $12,178
Interest expense                       8,649     8,345     7,999     7,659      7,848     7,713     7,535     7,258
                                    --------  --------  --------  --------   --------  --------  --------  --------
  Net interest income                  6,393     6,332     6,547     5,845      6,023     5,758     5,461     4,920
Provision for loan losses                187        84       171       189        177       277       227       188
                                    --------  --------  --------  --------   --------  --------  --------  --------
  Net interest income after
   provision  for loan losses          6,206     6,248     6,376     5,656      5,846     5,481     5,234     4,732
Mortgage banking income                4,037     3,281     2,987     3,008      3,518     2,665     2,549     2,446
Other noninterest  income              1,293     1,487     1,181     1,356        152       893     1,014     1,018
Noninterest expense                    7,364     6,748     6,470     5,880      6,107     5,703     5,597     5,102
                                    --------  --------  --------  --------   --------  --------  --------  --------
Earnings before income tax
  expense and cumulative
  effect of accounting change          4,172     4,268     4,074     4,140      3,409     3,336     3,200     3,094
Income tax expense                     1,617     1,844     1,634     1,659      1,367     1,337     1,283     1,240
Cumulative effect of
   accounting change                                                   125
                                    --------  --------  --------  --------   --------  --------  --------  --------
Net earnings                         $ 2,555   $ 2,424   $ 2,440   $ 2,606    $ 2,042    $1,999   $ 1,917  $  1,854
                                    --------  --------  --------  --------   --------  --------  --------  --------
                                    --------  --------  --------  --------   --------  --------  --------  --------

Net earnings  available for
   common stockholders               $ 2,336   $ 2,182   $ 2,198   $ 2,364    $ 1,800   $ 1,757   $ 1,675   $ 1,612
                                    --------  --------  --------  --------   --------  --------  --------  --------
                                    --------  --------  --------  --------   --------  --------  --------  --------


Earnings per common share             $  .63    $  .60     $ .61    $  .66     $  .52    $  .51    $  .49    $  .47

